
BIOSITE 2004 ANNUAL REPORT
"You have to ask yourself, did you help shape and develop the world around us with the efforts you made that day?"
FRANKLIN KING
Executive, Physician Office Laboratory Sales
Biosite in June 1997

Biosite's successes are the direct result of the creativity and dedication of our employees. Their efforts are transforming medical diagnosis from an overlooked and undervalued element of patient care into a dynamic, technologically sophisticated practice.

Their story is our story.


BIOSITE®
NEW DIMENSIONS IN DIAGNOSIS®

Founded in 1988, Biosite® Incorporated is a leading bio-medical company commercializing proteomics discoveries for the advancement of medical diagnosis. We invent, develop, manufacture, market and support new technologies that enable faster and better diagnosis of many of the world's most common time-critical diseases and conditions.

We believe that improving patient evaluation and reducing time-to-diagnosis helps healthcare providers intervene with appropriate treatments in time to save lives. This, in turn, permits hospitals and other healthcare facilities to fulfill their patient care objectives while making efficient use of limited human and financial resources.

Our products, now in use daily in over 50% of U.S. hospitals and in more than 50 international markets, are making it easier for medical professionals to deliver timely, targeted care.


BIOSITE®
NEW DIMENSIONS IN DIAGNOSIS®

"From the beginning, there was a real vision here."

Had she been inclined to pursue one, Susan Moi undoubtedly could have found a more traditional research job with a more traditional company after graduating from the University of California, Davis, with her master's degree in organic chemistry. Somehow, the allure of a San Diego start-up with big ideas and a tiny laboratory proved too great to ignore.

A short time after graduation, Susan was hunkered down in a sliver of a conference room, scribbling the fundamentals of her thesis on a chalkboard for Biosite founders.

"It definitely wasn't your typical job interview," she recalls with a laugh.

Within days of that impromptu performance, Susan had become one of Biosite's first two employees. **"We had one engineer, but there was no office space for him, so he was mostly working at home,"** says Susan. **"Still, it was an exciting time."**

Today, more than a decade after her expertise in synthetic chemistry helped pave the way for Biosite's first product, the Triage® Drugs of Abuse Panel, she has moved from research and development into Biosite's operations group, where she is a reagent expert.

She sometimes marvels how far Biosite has come from its humble origins. Today, she is surrounded by hundreds of co-workers engaged in dozens of interdependent functions.

"From the beginning, there was a real vision here," says Susan. **"We were founded by people who knew when to take risks, and which risks to take. They knew when to enter a particular market, and when to push things. They still do."**

She adds that the collegial, collaborative atmosphere that was the Company culture's trademark from its inception has never collapsed under the weight of success.

"We were founded by people who knew when to take risks, and which risks to take."

SUSAN MOI

Manager, Reagent Optimization and Support
Joined Biosite in November 1988

"Back when I started, everyone wore different hats all the time. I was writing documents, tending to production work and doing anything else I had to do. Today, people still seem to have that willingness to jump in wherever they're needed. It makes for a great environment and it helps us get where we're going."

"The need for quick, accurate diagnostic tests seems infinite."

The Triage Drugs of Abuse Panel, a rapid test that aids in the detection of drug overdose, brought Biosite its first taste of success in healthcare circles after its debut in 1992, but that test provided only a glimpse of the Company's full potential.

Throughout the 1990s, Biosite's scientists were developing technology that could be used to quantitatively measure multiple markers from whole-blood in minutes. At the same time, the Company was quietly honing its expertise in phage display, a new antibody-development technique, while obtaining the intellectual property and technology.

Biosite combined the fruits of its initiatives in 1999 with the launch of Biosite Discovery, an in-house research program aimed at identifying unique protein biomarkers, or combinations of biomarkers, that could ultimately form the basis of new diagnostic tests. **"Management knew that success could not only yield high-value products, but also distinguish Biosite among the crowded competitive playing field common in the diagnostics industry,"** says Susan.

Biosite turned a corner in 2001 with the introduction of the Triage BNP Test in the United States. That test, which produced net sales of $3 million its first full year of commercialization in the U.S., generated net sales exceeding $150 million in the U.S. in 2004. The novelty of the Triage BNP Test, the first commercially available blood test for heart failure, coupled with the substantial need for a better mode of testing for heart failure, positioned Biosite as a leader in the discovery of new protein biomarkers.



"No one is more motivated to bring products to market than we are."

JEFF BISHOP, Ph.D.
Principal Scientist, Research and Development
Joined Biosite in January 2001

"Many at Biosite were convinced that the Triage BNP Test was only the beginning, and it was a great source of encouragement," says Susan. **"The need for quick, accurate diagnostic tests seems infinite when you think of all the diseases and conditions that ail patients. It's what inspires me everyday."**

The process of identifying the Company's key diseases of interest begins with Biosite Discovery scientists and the business development and research groups. Together, they set out to find related biomarkers through internal research, cooperative collaborations with biotechnology and pharmaceutical companies, and through licensing relationships with other outside sources.

As a result, today the Company is working on many development projects, including those related to sepsis, chest pain and abdominal pain; conditions that on a combined basis affected nearly 20 million U.S. patients in 2002.

According to Jeff Bishop, who joined Biosite's research and development team in 2001 after completing his post-doctorate work in bioengineering at the University of California, San Diego, Biosite's approach to business is in large measure a testament to the Company's success in bringing together professionals from across the scientific and business spectrums.

"Our research is incredibly complex and requires extensive and varied expertise in physics, biochemistry, chemistry and other disciplines," he says. **"We're single-minded about getting products out to the marketplace. With the Triage BNP Test, we got our product to market long before the competition. No one is more motivated to bring products to market than we are."**

"Our research is incredibly complex and requires extensive and varied expertise."

Jeff points out that with the Triage Stroke Panel, currently under review at the U.S. Food and Drug Administration (FDA), Biosite may again be the first to fill a critical diagnostic need by providing a blood test to be used as an aid in the detection of stroke. **"Unlike the Triage BNP Test, the Triage Stroke Panel will incorporate our proprietary MultiMarker Index™, which essentially condenses the reading of several different markers into a single easy-to-interpret result."**



The American Heart Association reports that 700,000 strokes occur each year. Data from the Centers for Disease Control and Prevention revealed that, in 2002, U.S. emergency departments reported 8 million visits by patients with symptoms consistent with stroke. In many cases, symptoms are ambiguous, presenting a diagnostic challenge for healthcare professionals. Biosite believes that there is a significant medical need for the Triage Stroke Panel.

"Getting the Triage Stroke Panel approved by the FDA would be a huge breakthrough," says Jeff. **"It is our first full-fledged product based on the work of Biosite Discovery that we have submitted to the FDA for review. Being able to help move products from Discovery through to commercialization and into patient care settings is extremely gratifying."**

While the Triage Stroke Panel is a major focus for Jeff and others at Biosite, the sales team in the field is introducing healthcare professionals to two newly launched products; the Triage D-Dimer Test: a product to aid in the assessment and evaluation of patients suspected of having a thromboembolic event, including pulmonary embolism and deep vein thrombosis; and the Triage TOX Drug Screen with Acetaminophen: the first drug screen to include a rapid, point-of-care test for the qualitative detection of acetaminophen in urine.

The Company continues to emphasize the benefits of point-of-care testing, relying on these talented sales professionals who are also passionate believers in the Company's mission and technology. Franklin King is one of the individuals who is connecting Biosite with healthcare facilities in need of quick, accurate diagnostic tests for their patients. Eight years ago, the former NFL defensive tackle started charging hard for Biosite as an account executive, and he's been making a strong case for the value of rapid-response diagnostics ever since. Listening to him describe his commitment to the products and the Company, it's not hard to see why he's successful on his rounds.

"I believe what we have is a better approach to diagnosis."

"What makes a difference to me, what sets my hair on fire, is that these products truly impact people's lives," Franklin says. **"I believe what we have is a better approach to diagnosis."**

"A few years back, before I joined Biosite, my dad went into cardiac arrest and I remember thinking to myself, 'Shouldn't there be better tools for clinicians to help them manage patients like my dad?' Now, when I close a sale, I think to myself that maybe what I did today will save lives. That's really what it comes down to: you have to ask yourself, did you help shape and develop the world around us with the efforts you made that day?"

COMMERCIALIZED TRIAGE® PRODUCTS	APPLICATION	STATUS
Triage BNP Tests	Available on the Triage MeterPlus and Beckman Coulter® Immunoassay Systems, to aid in the: • diagnosis of congestive heart failure (CHF), • assessment of the severity of disease in CHF patients, and • risk stratification of patients with acute coronary syndromes (ACS).	Commercially available/ 510(k) cleared
Triage Cardiac Panel	Aid in the diagnosis and assessment of acute myocardial infarction (AMI), or heart attack, using multiple cardiac markers.	Commercially available/ 510(k) cleared
Triage Cardio ProfilER™	A symptom panel, employing multiple markers, to aid in the: • diagnosis of myocardial infarction (injury), • diagnosis and assessment of severity of CHF, and • risk stratification of patients with ACS.	Commercially available/ 510(k) cleared
Triage Profiler Shortness of Breath™ Panel	A symptom panel, employing multiple markers, to aid in the: • diagnosis of myocardial infarction (injury), • diagnosis and assessment of severity of CHF, • assessment and evaluation of patients suspected of having thromboembolic events including pulmonary embolism (PE), and • risk stratification of patients with ACS.	Commercially available/ 510(k) cleared
Triage D-Dimer Test	Aid in the assessment and evaluation of patients suspected of having a thromboembolic event, including PE and deep vein thrombosis (DVT).	Commercially available/ 510(k) cleared
Triage TOX Drug Screens	Detects the presence of the major metabolites above the threshold concentrations of up to eight distinct drug classes in urine.	Commercially available/ 510(k) cleared
Triage Drugs of Abuse Panels	Detects the presence of the major metabolites of up to nine classes of abused drugs in urine.	Commercially available/ 510(k) cleared
Triage *C. difficile* Panel	Detects both the *Clostridium difficile* common antigen and Toxin A to aid in the diagnosis of *C. difficile* associated disease.	Commercially available/ 510(k) cleared
Triage Parasite Panel	Detects three of the most commonly encountered parasites *(Giardia lamblia, Cryptosporidium parvum* and *Etamoeba histolytica/ dispar)* to aid in the diagnosis of intestinal parasitic disease.	Commercially available/ 510(k) cleared

PRODUCTS IN DEVELOPMENT	APPLICATION	STATUS
Triage Stroke Panel	Aid in the assessment and diagnosis of stroke.	In development
Triage Profiler™ CP Panel	Second-generation Triage Cardio ProfilER.	In development
Sepsis Panel	A panel for the diagnosis and prognosis of sepsis.	In development
Abdominal Pain Panel	Not disclosed.	In development

"My job is to represent Biosite as though it were Franklin King's company."

FRANKLIN KING
Account Executive, Physician Office Laboratory Sales
Joined Biosite in June 1997

In 2003, Franklin joined Biosite's physician office laboratory sales team. He is finding that the effort brings with it the challenge of educating an entirely new market, though he remains optimistic.

"Every encounter — even a 'no' — is an opportunity to step back and speak with someone about published studies that point to the clinical impact of our products," says Franklin. **"We can educate people about the paradigm shift that's happening in the world of diagnosis. They have to be convinced that the products will meet or exceed their expectations."**

Franklin believes that respect is one of the most valuable tools for fostering relationships with new or prospective client hospitals, and it's a quality he also values in his employer.

"In a sales situation, you have to understand and present the facts with conviction. You need to listen to the person across the table or on the other end of the phone," says Franklin. **"Respect is something that is common to everyone at Biosite. That's important, because my job is to represent Biosite as though it were Franklin King's company."**

Franklin's job — making the case for better diagnosis with key healthcare decision makers — is Dianah Schmidt's job as well. As senior director of Biosite's Encompass program — short for "Ensuring comprehensive assistance" — Dianah oversees a roster of customer support programs that make adopting, integrating and maximizing the impact of Biosite products as seamless as possible for new and established clients alike.

"We address the anxieties that keep a hospital CEO awake at night."

From economic outcome studies that quantify the advantages of point-of-care testing, to technical consultations, clinical education and around-the-clock technical support, Encompass comprises a range of services that truly are all-encompassing.



“As a group, and as a Company, we’re growing rapidly, but we’re still flexible enough to respond to customer needs quickly.”

DIANAH SCHMIDT
Senior Director, Encompass Services
Joined Biosite in January 2002

“In my mind, what we have is far more than just diagnostic tests, a means to get a number,” says Dianah. **“We’re affecting a patient’s health and well-being, as well as the hospital’s operational and economic well-being.”**

“We help address the anxieties that keep a hospital CEO awake at night: quality of patient care, bed shortages, staff satisfaction, improvement of profitability and reimbursement,” she says. **“What we’re out to do with Encompass is get our customers to think, ‘Wow, Biosite took great care of me,’ and it’s happening every day.”**

After earning her MBA from Harvard Business School, Dianah held a variety of management roles at leading business units within Eli Lilly & Co. and Baxter Healthcare Corporation before joining Biosite in 2002.

“What we have is far more than just diagnostic tests.”

“I’ve always been in the consultative arena, helping healthcare providers be more efficient and effective with their resources to ensure better quality and cost outcomes. With Encompass, I’m working with an incredibly talented team that excels at understanding how our customers define success, and what they consider important.”

“As a group, and as a Company, we’re growing rapidly, but we’re still flexible enough to respond to customer needs quickly. We maintain tight lines of communication with our field personnel, which is critical. We’ve got the infrastructure in place to be able to manage our growth.”

Dianah says she’s particularly excited about the prospect of extending elements of the various Encompass programs to client hospitals overseas.

“Our international business is important to the Company’s future. It’s exciting to think about using our Encompass programs to strengthen Biosite’s client relationships throughout Europe, where hospitals face many of the same challenges that confront U.S. facilities — overcrowding, emergency department back-ups, staff shortages and so on. To the extent that Encompass can assist in addressing some of those issues, we’re eager to do so,” says Dianah.



"The new generation of lab directors and administrators ... know that point-of-care testing is something they need to look at closely."

PHILIPPE BORNIBUS
Director of Sales, Biosite France
Joined Biosite in March 2003

"Our international business is important to the Company's future."

Philippe Bornibus confirms that Dianah's diagnosis of what ails European hospitals is sound.

"Five years ago, it was a different story, but today, when I explain to hospital administrators how point-of-care products like the Triage BNP Test can shorten the length-of-stay for patients by days — now, they are listening!" says Philippe, who brought with him two decades of experience in medical devices and a deep point-of-care background when he signed on as the sales director for the newly launched Biosite France in 2003.

"Today, the new generation of lab directors and administrators is concerned about economic impact, and they know that point-of-care testing is something they need to look at closely," he adds. **"It's a very good time for Biosite to be doing business in France and elsewhere in Europe."**

Since joining Biosite, when he recalls that he sat down to **"an empty desk and a big challenge,"** Philippe has assembled a team of seven sales professionals — several with laboratory backgrounds — who enjoy positive working relationships with local hospitals and healthcare professionals, and who are poised to make Biosite a major presence in this corner of Europe.

"We know the cardiologists and the emergency departments," says Philippe. **"We're seeing our existing customers regularly while pursuing new ones. There have been changes to the reimbursement schedules in France that favor BNP, and that's been positive, especially for the patient."**



"We want people waiting to see what Biosite will do next."

JOHN CAJIGAS
Vice President, Finance
Joined Biosite in August 1995

"There's a pervasive efficiency here."

Biosite's decision to expand its direct operations into France, Germany, Italy, Luxembourg, Belgium and the United Kingdom in recent years is typical of the Company's determination to go after what Vice President of Finance, John Cajigas terms **"high-value opportunities."**

"If you look at our portfolio, there are no low-margin products — this is a finance-oriented company," John says. **"At the end of the day, everyone realizes we've got to deliver bottom-line results and stockholder value. There's a pervasive efficiency here, and people from every department tend to look at the impact of their decisions on the entire business. From research and development to sales and marketing, operations and every other area, we're all pulling in the same direction — there's tremendous cooperation across the board."**

"One thing I think we do particularly well is figure out what makes sense from a practical standpoint," adds John, whose experience in taking companies public helped pave the way for Biosite's own IPO in 1997. **"We're practical, and that helps us keep things simple and focused. It also allows us to be flexible and adaptive."**

How will that focus serve Biosite's long-term interests? **"With BNP we took a big step, noticed by the entire healthcare world, toward developing innovative products that meet a pressing need,"** he says. **"We want people waiting to see what Biosite will do next."**



"Again, it is the people of Biosite who produced another outstanding year for the Company in 2004. Our net income grew 67%, to $41.4 million, on total revenues of $244.9 million — a 41% increase over the previous year's $173.4 million figure."

KIM BLICKENSTAFF
Chairman and CEO



Back row from left to right: Robin Weiner, Kenneth Buechler, Gunars Valkirs, John Cajigas, Middle row from left to right: Christopher Hibberd, Nadine Padilla, William Ferenczy, Paul McPherson, Front row from left to right: Thomas Watlington, Gary King, Kim Blickenstaff, Christopher Twomey, Peter Witerzens, Sarah Gunhouse, Not pictured: Stephen Lesefko.

DEAR STOCKHOLDERS:

For many years now, we at Biosite have referred to our Biosite Discovery research program as "an unfair advantage." This tongue-in-cheek tagline calls attention to the fact that we believe our extensive biomarker research capabilities give us a significant leg-up on our diagnostic industry competition. I'm reminded this year that the truly unfair competitive advantage in Biosite's corner is the breadth and depth of talent in our ranks. The six outstanding individuals featured in this annual report are just the tip of the iceberg.

In the past five years, our business has thrived, producing compounded annual growth of 41% and 107% for net product sales and net income, respectively. This explosive growth has left us a larger and more talented organization with far more resources to sustain our commitment to building value in the coming years.

Today, we can recognize and develop substantial new product categories faster and more successfully than our competition, and we are also capable of supporting and educating customers to drive the adoption of our new products. Furthermore, we have implemented resources to extend our reach into new markets, such as the physician office and international markets, and we have done so profitably.

Our operations group is also stronger than ever, having successfully responded to the explosion in demand for our Triage BNP Tests by expanding capacity five-fold. That this occurred while scaling up production for new and potential products from our research pipeline, including the Triage Profiler SOB Panel, the Triage TOX Drug Screen with Acetaminophen, the Triage D-Dimer Test and the Triage Stroke Panel, is truly impressive.

Finally, our growth over the last five years allowed us to expand our research pipeline to include new products and new disease categories unanticipated just a few years ago. In fact, our research and development organization is now larger than the entire Company was in 1997, the year of our initial public offering.

Again, it is the people of Biosite who produced another outstanding year for the Company in 2004. Our net income grew 67%, to $41.4 million, on total revenues of $244.9 million — a 41% increase over the previous year's $173.4 million figure. At the same time, operating margins improved to 26% of revenues from 22%, while product sales jumped 42% over the prior year.

A sizable portion of our sales gain was attributable to our industry-leading Triage BNP Tests, which posted 57% growth in annual net sales. While the Triage BNP Test for our Triage MeterPlus platform continues to appeal to customers, the availability for its use on Beckman Coulter® Immunoassay Systems has helped us maintain an estimated 80% share of the overall BNP market despite added competition during the year.

We believe the Triage BNP Test has only begun to demonstrate its full potential. There are significant new potential clinical uses for BNP, such as outpatient testing, which we're committed to developing. To that end, in July 2004, Biosite signed a distribution agreement with Henry Schein, Inc., the largest distributor of healthcare products to physician offices in the United States and Europe, offering our point-of-care diagnostic products for sale to physician office laboratories throughout the United States. This adds to our already strong distribution capabilities through Fisher Healthcare and Physician Sales and Services, or PSS.

While the year's strong numbers offer ample evidence of our success at driving adoption of our current product portfolio, they do not reflect Biosite's substantial progress toward bringing new, potential products to market. This progress is perhaps the best measure of our Company's true potential.

In 2004, Biosite made considerable progress in research and development by gaining U.S. FDA clearance for the Triage Profiler SOB™ Panel, moving closer toward feasibility of panels for sepsis and abdominal pain, and submitting a Premarket Approval Application for the Triage Stroke Panel.

We believe the Triage Stroke Panel, currently under FDA review, could meaningfully advance diagnosis of stroke, a condition that has personally touched the families of many of our employees, myself included. Stroke is also an immensely costly disease, with this year's direct and indirect costs expected to exceed $56 billion in the United States.

Like heart failure, stroke is characterized by vague and unspecific symptoms common to a host of conditions. These symptoms include weakness, blurred vision, headache and many others. Given the dire need for improvements in stroke diagnosis, we feel our test can aid physicians wanting to rapidly evaluate patients with stroke symptoms in order to initiate the most appropriate care as soon as possible.

"Biosite's progress in 2004 was resounding, but rather than representing a peak, we believe 2004 was simply another step toward our overarching goal: reinventing the practice and the business of diagnosis."

KIM BLICKENSTAFF
Chairman and CEO

The Society for Critical Care Medicine defines sepsis as an "overwhelming systemic response to infection, which strikes hard and can rapidly lead to organ dysfunction and death." The people of Biosite are continuing to make important strides towards developing tests for the diagnosis and prognosis of sepsis. The Society estimates that the annual incidence of this syndrome, will rise to approximately 1 million cases by the end of the decade, with a mortality rate ranging between 20% and 50% for severe sepsis and septic shock. We are currently evaluating potential disease markers for sepsis and plan to initiate clinical trials during the second half of 2005.

Another current area of focus for Biosite is a panel designed to assist emergency physicians zero in on the causes of abdominal pain. Abdominal pain, according to the Centers for Disease Control's National Center for Health Statistics, was the number one reason patients visited hospital emergency departments in 2004. We also continue to work on further developing tests for cardiovascular and pulmonary diseases and conditions.

Biosite is a resourceful organization well-represented by the individuals you met in this year's annual report. Today, we have a multitude of resources in all parts of our organization focused on sustaining sound growth rates. Biosite's progress in 2004 was resounding, but rather than representing a peak, we believe 2004 was simply another step toward our overarching goal: reinventing the practice and the business of diagnosis. We believe that our success on both fronts is improving the prospects for patients suffering from critical diseases and conditions, while fueling the creation of value for you, our stockholders.

Thank you for your continued interest and support.

Sincerely yours,

KIM BLICKENSTAFF
Chairman and CEO

CORPORATE OFFICERS

Kim Blickenstaff
Founder, Chairman and
Chief Executive Officer

Kenneth Buechler, Ph.D.
Founder, President and
Chief Scientific Officer

Thomas Watlington
Executive Vice President and Chief
Operating Officer

Christopher Hibberd
Senior Vice President, Corporate
Development

Christopher Twomey
Senior Vice President, Finance
and Chief Financial Officer

Gunars Valkirs, Ph.D.
Founder, Senior Vice President,
Biosite Discovery

John Cajigas
Vice President, Finance

William Ferenczy
Vice President, Marketing

Sarah Gunhouse
Vice President, U.S. Sales

Gary King
Vice President, International Operations

Stephen Lesefko
Vice President, Engineering

Paul McPherson, Ph.D.
Vice President, Research and
Development

Nadine Padilla
Vice President, Corporate and
Investor Relations

Robin Weiner
Vice President, Regulatory and
Government Affairs

Peter Witerzens, Ph.D.
Vice President, Operations

The matters discussed in this Annual Report contain forward-looking statements that involve risks and uncertainties, including: the impact of competition, including products competitive with our Triage® BNP Tests, from companies with greater capital and resources; our ability to effectively promote our products, whether directly or through distributors, including our ability to effectively promote our products in the physician office market; our ability to successfully expand our business through direct sales in certain European countries; the outcome of ongoing litigation between us and Roche Diagnostics Corporation and others; potential contract disputes or patent conflicts; the extent to which our products and products under development are successfully developed and gain market acceptance; our ability to resolve FDA concerns and address issues relating to our PMA submission for the Triage Stroke Panel; our ability to obtain regulatory approvals and complete other clinical and pre-market activities needed to launch new products and gain market acceptance of any new products; manufacturing inefficiencies, backlog, delays or capacity constraints; the timing of significant orders or the impact of seasonality; regulatory changes, uncertainties or delays; product recalls; dependence on third-party manufacturers and suppliers; changing market conditions and the other risks and uncertainties described under "Risk Factors" and throughout our Annual Report on Form 10-K, as amended. Actual results may differ materially from those projected. We disclaim any intent or obligation to update these forward-looking statements.

FINANCIALS

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for each of our last five fiscal years during the period ended December 31, 2004. You should read this data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our consolidated financial statements and related notes appearing elsewhere in this Annual Report.

(in thousands, except per share data)

	Year Ended December 31,				
	2004	2003	2002	2001	2000
STATEMENT OF INCOME DATA:					
Revenues:					
Product sales	$ 240,607	$ 169,298	$ 100,830	$ 62,155	$ 51,667
Contract revenues	4,335	4,066	4,396	3,485	3,319
Total revenues	244,942	173,364	105,226	65,640	54,986
Operating expenses:					
Cost of product sales	79,388	58,567	31,312	17,400	15,336
Selling, general and administrative	65,394	51,944	34,208	22,845	18,453
Research and development	35,694	24,474	16,160	13,778	13,109
License and patent disputes	178	–	4,043	3,204	–
Total operating expenses	180,654	134,985	85,723	57,227	46,898
Operating income	64,288	38,379	19,503	8,413	8,088
Interest and other income, net	1,313	1,436	1,971	2,146	1,414
Income before provision for income taxes	65,601	39,815	21,474	10,559	9,502
Provision for income taxes	(24,153)	(15,052)	(8,080)	(3,833)	(3,339)
Net income	$ 41,448	$ 24,763	$ 13,394	$ 6,726	$ 6,163
Basic net income per share	$ 2.61	$ 1.62	$ 0.91	$ 0.47	$ 0.45
Diluted net income per share	$ 2.42	$ 1.50	$ 0.86	$ 0.44	$ 0.41
Common and common equivalent shares used in computing per share amounts (1)					
- Basic	15,889	15,295	14,742	14,413	13,722
- Diluted	17,097	16,497	15,512	15,430	15,207

	December 31,				
	2004	2003	2002	2001	2000
BALANCE SHEET DATA:					
Cash, cash equivalents and marketable securities	$ 72,410	$ 53,934	$ 71,165	$ 55,497	$ 36,200
Working capital	114,794	90,875	80,970	65,515	53,667
Total assets	283,515	194,624	131,254	102,740	83,014
Long-term obligations, less current portion	17,105	17,593	5,253	3,542	3,708
Stockholders' equity	220,337	152,903	107,941	90,911	72,886

(1) Computed on the basis described in Note 1 of Notes to Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is certain financial information of the Company that was filed with the Securities and Exchange Commission (SEC) on March 7, 2005 as part of the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004. The Company has not undertaken any updates or revision to such information since the date it was filed with the SEC. Accordingly, you are encouraged to review such financial information together with subsequent information filed by the Company with the SEC, if any, and other publicly available information.

Overview

Founded in 1988, Biosite Incorporated is a leading bio-medical company commercializing proteomics discoveries for the advancement of medical diagnosis. We believe that our novel, rapid medical diagnostic products, largely evolved from an intensive study of protein biomarkers of disease, can contribute to improvements in medical care by aiding physicians in the diagnosis of critical diseases and health conditions. In selecting market opportunities, we primarily target highly prevalent diseases that are poorly diagnosed by existing technologies. Currently, we offer diagnostic products for drug screening, heart attack, congestive heart failure, or CHF, acute coronary syndromes, or ACS, evaluation of shortness of breath and certain bacterial and parasitic infections.

Our products are principally sold to acute care hospitals, which number approximately 5,400 in the United States. To market our products, we utilize a direct sales team that focuses its efforts primarily on larger centers with more than 200 beds and smaller hospitals that are high volume users of our products. We also use a network of distributors both in the United States and internationally.

The Fisher HealthCare Division of the Fisher Scientific Company, or Fisher, distributes our products primarily in hospitals in the United States and supports our direct sales force, particularly in smaller hospitals. We have a distribution agreement with Fisher that extends through December 31, 2005. Sales to Fisher represented 86% and 90% of our product sales in 2004 and 2003, respectively. We utilize distributor relationships with Physician Sales & Services, or PSS, and Henry Schein, Inc., or Henry Schein, to market our products to physician office laboratories in the United States.

In international markets, we have established direct selling efforts in several countries and utilize a network of country-specific and regional distributors in other areas. During 2003 and 2004, we initiated direct sales and distribution operations in France, Germany, Belgium and Luxembourg, the United Kingdom and Italy. In the future, we may transition to direct sales and distribution of our products in additional countries. We also employ a field-based network of clinically experienced individuals that support our direct sales force by providing pre- and post- sale education and training.

Our product sales for 2004 were $240.6 million, representing a 42% increase over 2003. This growth resulted largely from increased sales of our Triage BNP Test products, which are primarily used to aid in the diagnosis of CHF. Our meter-based Triage BNP Test, launched domestically in January 2001, was the first blood test available to aid in the detection of CHF and benefited from a semi-exclusive position in the market, until the entry of direct competition in June 2003. In December 2003, we received clearance from the United States Food and Drug Administration, or FDA, to market our Triage BNP Test for Beckman Coulter® Immunoassay Systems and began selling the product in the United States in January 2004. As a result, a customer can perform B-type natriuretic peptide, or BNP, testing using either our rapid, portable Triage MeterPlus system or any of Beckman Coulter Inc.'s automated immunoassay systems.

Today, our Triage BNP Test products are among several FDA-cleared blood products for use as an aid in the diagnosis of CHF. These include products from Bayer Healthcare, Dade Behring, Roche Diagnostics and Abbott Laboratories, which offer products based on large, centralized automated testing platforms. We have experienced, and continue to experience, competition from these companies and anticipate competition from others in the future. Our competitors may succeed in developing or marketing products that are more effective or more commercially attractive than the Triage BNP Tests. Moreover, we may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully with these and other competitors in the future.

With several diagnostic products commercialized, our focus has expanded to include the search for proprietary disease markers that can potentially be applied to our testing platforms or to platforms marketed by other diagnostic companies with whom we might collaborate. To that end, in 1999 we launched Biosite Discovery. Through Biosite Discovery, we leverage our expertise in phage display antibody development to access protein targets via collaborations with clinical institutions or commercial companies, or via our internal research and licensing programs. Biosite Discovery has also attracted the interest of leading clinical collaborators, who provide patient samples and assist in the analysis of clinical data. The discovery of new disease markers and the extension of applications for existing products could enable us to expand our product sales into other healthcare market segments.

We have reported consecutive quarterly operating profits since the third quarter of 1999, after incurring quarterly operating losses during the prior seven quarters. Our operating results may fluctuate on a quarterly or annual basis in the future and our growth or operating results may not be consistent with predictions made by us or by securities analysts. We may not be able to maintain profitability in the future. Some of the risks and uncertainties associated with our business and future operating results are discussed under the heading "Liquidity and Capital Resources," and the section entitled "Risk Factors" in Item 1, "Business," of our Annual Report on Form 10-K.

Critical Accounting Policies Involving Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Our senior management has discussed the development and selection of the critical accounting estimates, and related disclosures, with the Audit Committee of our Board of Directors.

Revenue Recognition. We recognize product sales upon shipment, including to Fisher and our other distributors, unless there are significant post-delivery obligations or collection is not considered probable at the time of shipment. Generally, we do not have any significant post-delivery obligations associated with our product sales. We accrue for warranty costs and other allowances at the time of shipment based on historical experience, trends and estimates.

Our collaborative development agreements generally contain specific payments for specific activities or elements of the agreements. Among the payments we might receive under the agreements are: up-front technology access fees, research funding, antibody development fees upon the delivery of antibodies, annual maintenance fees on targets for which we have produced antibodies for as long as the targets remain in development by our collaborators, milestone fees on drug targets that reach certain development milestones and royalties should products successfully be commercialized as a result of the collaboration. Up-front technology access fees are recognized over the term of the agreement or ongoing research period, as applicable, unless we have no further continuing performance obligations related to the fees. Research funding is recognized over the applicable research period on a straight-line basis, which approximates the underlying performance. Milestone payments, such as antibody development fees and clinical milestones, are recognized when earned, as the milestone events are substantive and their achievability is not reasonably assured at the inception of the agreement. Contract revenues that are based on the performance of and collection by our collaborators or their partners are deferred until such performance is complete and collection is probable. We believe that each payment element of these agreements represents the fair value of the element at the date of the agreement.

The SEC's Staff Accounting Bulletin, or SAB, No. 104, *Revenue Recognition,* provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. We believe that our revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 104.

Warranty Reserves. Our warranty reserve primarily relates to warranty coverage extended with the placement of the Triage MeterPlus. The Triage MeterPlus is manufactured by LRE Technology Partners GmbH, or LRE, who provides Biosite a contractual warranty against manufacturer's defects and poor workmanship. Should a meter not function to specification and the cause is determined to be due to a manufacturer's defect or poor workmanship, the malfunctioning meter would be returned to LRE for replacement or repair. LRE would incur and bear all the cost to replace or repair the meter. We have established a warranty allowance for the costs to replace or repair meters that would not be covered by LRE's warranty. Historical experience and trends detailing returns and replacement activity in total and those that have been covered by LRE's manufacturer's warranty are used in estimating our warranty allowance.

Allowance for Doubtful Accounts. We also maintain an allowance for doubtful accounts for potential uncollectible accounts receivable arising from our customers' inability to make required payments. Our estimate is determined by analyzing historical bad debts, customer payment history and patterns, customer creditworthiness, and economic, political or regulatory factors affecting the customer's ability to make the required payments.

Inventories and Related Allowances. Net inventories are valued at the lower of the first-in, first-out, or FIFO, cost or market value and have been reduced by an allowance for excess, obsolete and potential scrap inventories. The estimated allowance for excess and obsolete inventories is based on inventories on hand compared to estimated future usage and sales and assumptions about the likelihood of scrap or obsolescence. During our manufacturing processes, some work-in-process inventories require additional testing or re-work. These inventories are separately tracked and reviewed on a monthly basis to determine their status and an estimated reserve for potential scrap is calculated. We utilize a standard cost system to track our inventories on a part-by-part, full absorption cost basis. Adjustments are made to the standard labor and standard overhead costs to approximate actual labor and actual overhead costs on a FIFO cost basis.

Intangible and Other Long-Lived Assets. At December 31, 2004, we had approximately $122.6 million of long-lived assets, including $30.0 million of land, $45.2 million of building construction-in-progress, $2.4 million of leasehold improvements, $33.5 million of equipment, furniture and fixtures, $3.7 million of deferred taxes and $7.8 million of capitalized license rights and other assets. Leasehold improvements, equipment, intangible assets and certain other long-lived assets are amortized or depreciated over the lesser of their useful lives or the remaining lease term. We lease 10 buildings in the United States with leases that expire between March 2005 and December 2005. Useful lives are based on management's estimates of the period that the assets will generate revenue directly or indirectly. License rights related to products for sale are amortized to cost of sales over the life of the license, generally not to exceed 10 years, using a systematic method based on the estimated revenues generated from products during the shorter of the license period or 10 years from the inception of the license. The estimated revenues used as the base by which we amortize the license rights include only estimated sales for products we are currently selling and do not include any estimated product sales expected to be realized during the license amortization term from products still in development today. Our intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Income Tax Reserve. It is our policy to record tax benefits only if we conclude that it is at least probable that the deduction or credit will be sustained upon examination by tax authorities. In the period that permanent tax benefits, including research and development tax credits, are generated, we recognize the tax benefits at their estimated net realizable value. With regard to research tax credits, the determination of qualified expenses and activities involves judgment. Tax authorities have regularly examined and challenged research and development tax credits claimed by companies and have disallowed tax credit amounts based on the tax authorities' evaluation and judgment. We reduce tax benefits to their estimated net realizable value based upon our management's assessment of exposure associated with permanent tax differences, tax credits and interest expense applied to temporary difference adjustments. The tax benefits are analyzed periodically and adjustments are made as events occur to warrant adjustments to the estimate of the net realizable value of the tax benefits.

Recent Developments

Triage Stroke Panel

In December 2004, we submitted a PMA to the U.S. FDA for the Triage Stroke Panel. This product is a rapid immunoassay intended for use as an aid in the assessment and diagnosis of stroke. Stroke is the third leading cause of death in the United States, resulting in 275,000 deaths annually, and is a leading cause of adult disability, according to the American Heart Association, or AHA. The AHA estimates that in 2005, the direct and indirect costs associated with stroke in the United States will exceed $56 billion.

Currently, there are no rapid *in vitro* diagnostic products that aid in the diagnosis of stroke, utilizing protein markers from a blood sample, marketed in the United States. With symptoms such as unexplained, sudden numbness or weakness, confusion, dizziness and trouble walking and talking, stroke is often mistaken for other illnesses and conditions that have similar clinical presentations. Existing methods to diagnose stroke and confirm symptoms utilize radiographic imaging, such as computed tomography, or CT scan, which are subject to interpretation and often unable to detect the most common form of stroke until 12 to 24 hours after an event.

The Triage Stroke Panel is designed to measure multiple biomarkers and incorporates a unique MultiMarker™ Index algorithm feature, which analyzes information from all the markers and presents a single composite index result. Like other Triage products, the Triage Stroke Panel is designed to generate a quantitative result in approximately 15 minutes using a small sample of blood.

Triage Profiler CP Panel

In October 2004, we filed a 510(k) with the U.S. FDA seeking clearances for the Triage Profiler CP Panel. The Triage Profiler CP Panel incorporates a proprietary MultiMarker Index algorithm which analyzes information from all four markers measured by the panel and presents a single composite index result. Given the proprietary MultiMarker Index algorithm used in the calculation of the composite result, the FDA has determined that the device is not substantially equivalent to devices marketed in interstate commerce prior to May 28, 1976 and therefore classified the device by statute into Class III (Premarket Approval). We believe that the FDA's decision to request that we file a PMA in no way reflects on the quality of the data we previously submitted, or the perceived diagnostic utility of the MultiMarker Index algorithm. Rather, we believe that the FDA's decision was based on the fact that the Triage Profiler CP Panel has new technological characteristics that may not be generally used in medical practice today. We are working with the FDA to build on the clinical data we previously submitted and to determine the appropriate regulatory pathway for this potential product.

Triage D-Dimer Test

In December 2004, we received clearance from the U.S. FDA to market the Triage D-Dimer Test. This diagnostic product is intended to be used as an aid in the assessment and evaluation of patients suspected of having thromboembolic events, including PE, a blockage of one or more of the pulmonary arteries by blood clot. With at least 650,000 cases occurring each year in the United States, PE is a common and highly lethal condition that is among the leading causes of death in all age groups. It is the first or second most common cause of unexpected death in most age groups. The highest incidence of recognized PE occurs in hospitalized patients. Autopsy results show as many as 60% of patients dying in the hospital have had a PE, but the diagnosis has been missed in about 70% of the cases.

Results of Operations

Years ended December 31, 2004 and 2003

Product Sales. Product sales by product family were as follows (in thousands):

	Year ended December 31, 2004	2003	$ Increase / (Decrease)	% Increase / (Decrease)
PRODUCT FAMILY				
Cardiovascular products:				
Triage BNP Test products	$162,012	$103,224	$ 58,788	57%
Triage Cardiac Panel and Profiler products	27,512	20,439	7,073	35%
Triage MeterPlus products	2,949	3,494	(545)	(16%)
Total Cardiovascular products	192,473	127,157	65,316	51%
Other products:				
Triage Drugs of Abuse and TOX Drug Screen products	42,451	37,086	5,365	14%
Triage Microbiology products	5,683	5,055	628	12%
Total Other products	48,134	42,141	5,993	14%
Total Product Sales	$240,607	$169,298	$ 71,309	42%

Product sales for 2004 were $240.6 million, representing an increase of 42%, compared with $169.3 million for 2003. The $71.3 million increase in total product sales consisted of $63.1 million of product sales growth resulting from an increase in sales volume, and $8.2 million resulting from an increase in average selling prices of our products. Growth in the sales volume of our Triage BNP Tests represented 85% of the product sales growth resulting from an increase in sales volume.

As a result of significant fluctuations in customer demand, manufacturing inefficiencies, product improvement efforts and new product scale-up activities, inventory levels of our products have been and in the future may be below or above targeted stocking levels. We adjust our manufacturing capacity by both adjusting the number of production shifts we operate and our production activities, as well as through the implementation of additional manufacturing equipment. This allows us to modify our production volumes and manufacturing throughput to meet expected customer demand and targeted stocking levels. Product sales to our distributors in future periods will be impacted as we and our distributors attempt to adjust distributors' inventories to targeted stocking levels and as we seek to improve our effectiveness and efficiency in adjusting our manufacturing capacity and output. Our product sales are also impacted by the buying patterns of our distributors and other customers. Additionally, we believe that our products are subject to some seasonality in their use. Higher utilization rates of our Triage BNP Tests may be due to a higher number of ED visits by patients exhibiting shortness of breath, a symptom of congestive heart failure and the flu. However, higher utilization may also result from greater awareness, education and acceptance of the uses of our Triage BNP Test products, as well as additional users within the hospitals.

Product sales of our cardiovascular products, consisting of our Triage BNP Tests, Triage Cardiac Panel, Triage Profiler Panels and Triage MeterPlus, totaled $192.5 million for 2004. This represented an increase of 51%, as compared with $127.2 million for 2003. The product sales growth of our cardiovascular products for 2004 was primarily due to the growth in sales volume of our Triage BNP Tests which totaled $53.7 million. Included in the sales volume growth of our Triage BNP Tests was $13.4 million related to our Triage BNP Test for Beckman Coulter Immunoassay Systems, which we began selling in January 2004. Our product sales growth rate for our Triage BNP Tests in future periods may be lower than in the past periods because of increased competition from alternative tests that aid in the diagnosis of CHF. In addition, as the market for BNP testing matures and more competitive products become available, our average sales price for our Triage BNP Tests may decline.

Product sales of the Triage Drugs of Abuse Panel, Triage TOX Drug Screen, Triage *C. difficile* Panel and Triage Parasite Panel were $48.1 million for 2004. This represented an increase of 14%, compared with $42.1 million for 2003. The increase in sales of these products was primarily due to the $3.8 million growth in sales volume of our Triage TOX Drug Screen, which was launched in February 2002. There was also a $1.5 million increase in product sales resulting from an increase in our average net selling prices for these products. We believe that domestic sales of the Triage Drugs of Abuse Panel products may decline as the available U.S. market becomes saturated and competitive pressures become more prominent in a maturing market.

Contract Revenues. Contract revenues consist of revenues associated with our research and development and licensing arrangements, including license fees, milestone revenues, royalties, research funding and antibody fees. Contract revenues for 2004 were $4.3 million, compared with $4.1 million for 2003. Contract revenues recognized during 2004 and 2003 consisted primarily of research funding. We recognized $3.0 million of research funding from our alliance with Medarex during both 2004 and 2003. Other contract revenues recognized during those periods of 2004 and 2003 included antibody fees, milestone payments and license fees. Biosite Discovery activities are performed, and its costs are incurred, by certain of our research and development teams. These Biosite Discovery research and development resources concurrently focus on programs for our partners, which generated our contract revenue, and on internal research and development programs. Costs of the research and development resources performing collaborative and internal Biosite Discovery activities were approximately $6.5 million for 2004, compared with $5.7 million for 2003. These costs are included in research and development expenses.

Cost of Product Sales and Gross Profit From Product Sales. Gross profit from product sales for 2004 was $161.2 million, representing an increase of 46%, compared with $110.7 million for 2003.

The $50.5 million increase in gross profits consisted of $46.7 million that resulted from product sales growth, and $3.9 million resulting from changes in the gross margins of each of our products. For 2004 and 2003, the gross margins for our cardiovascular products were 65% and 62%, respectively, while our gross margins for our Triage Drugs of Abuse Panel and other products were 71% and 75%, respectively. Sales of our cardiovascular products represented 80% of our product sales for 2004, compared with 75% for 2003. The overall gross margin for 2004 was 67%, compared with 65% in 2003. The increase in the overall gross margin was primarily due to the changing mix of our products sold with differing gross margins, and greater manufacturing efficiencies generated primarily from higher production volumes and manufacturing output during the manufacture of products sold in 2004 compared with 2003.

Although our gross profits may continue to grow, we expect our overall gross margin to fluctuate as a result of the changing mix of products sold with different gross margins, changes in our manufacturing processes or costs and competitive pricing pressures. Any new products that we successfully develop, acquire and sell may change our future gross margins. Manufacturing inefficiencies, including inefficiencies experienced as we attempt to increase or decrease our manufacturing capacity, production volumes and manufacturing output will also impact our gross margins. Our manufacturing overhead costs are spread over the changing production volumes manufactured during a quarter on a first-in, first-out basis.

We also expect that our fixed occupancy costs will significantly increase as we transition our manufacturing operations to our new corporate complex, which has a much larger manufacturing space than our existing facilities. We may also incur unexpected costs and expenses in connection with our move from our existing facilities to our new corporate complex, or we may experience unanticipated decreases in productivity and other losses due to inefficiencies relating to this transition, or delays in obtaining any required approvals or clearances from regulatory agencies related to the validation of the manufacturing facilities. For instance, the scale-up of manufacturing at our new corporate complex could result in lower than expected manufacturing output and higher than expected product costs. In addition, we expect to incur some duplicate facilities expenses, such as rent, during the period of time we transfer our operations to the new corporate complex as we will transfer our operations in stages over a three to six month period.

Selling, General and Administrative Expenses (SG&A expenses). SG&A expenses increased 26% to $65.4 million in 2004 from $51.9 million in 2003. At December 31, 2004, our headcount performing sales, marketing and administrative functions totaled 315, compared with 261 at December 31, 2003. The increase in SG&A expenses was primarily associated with the addition of sales, clinical education and technical service resources in the United States, and higher performance-based compensation, such as sales commissions and bonuses based on our financial performance. Our employee-related expenses in the United States increased $7.3 million from 2003 to 2004. The formation and expansion of our direct sales and distribution operations in France, Germany, Belgium, Luxembourg, Italy and the United Kingdom resulted in an increase in SG&A of $2.9 million from 2003 to 2004. Expanded sales activities related to our broader product lines and scale-up in additional markets, such as physician offices, marketing activities relating to new products, and increased administrative costs to support our expanded operations resulted in an increase of $3.3 million from 2003 to 2004.

We expect SG&A expenses in 2005 to be higher than in 2004, as we continue to increase our sales, marketing, clinical education, technical service and general administration resources in the United States, as well as continue to build our direct sales, distribution and administrative infrastructure in Europe. A portion of the 2004 increase in sales and field support resources occurred during the latter half of the year and is expected to contribute to the growth we anticipate in 2005. We also expect other non-headcount costs, including sales and marketing program activities for our new products, to grow as our overall operations grow. The timing of these increased expenditures and their magnitude are primarily dependent on the commercial success and sales growth of our products. SG&A expenses are also expected to increase due to costs associated with our move from our existing facilities to our new corporate complex and higher occupancy costs primarily due to increased square footage at the new corporate complex and, for a period of time, occupancy costs of both facilities.

Research and Development Expenses (R&D expenses). Research and development, or R&D, expenses for 2004 were $35.7 million, representing an increase of 46% compared with $24.5 million for 2003. The increase in R&D expenses consisted primarily of a $3.5 million increase in employee expenses, an increase in consultant, clinical studies and patent-related expenses, including involvement in pending interference and opposition proceedings, totaling $2.9 million, and an increase in supplies used in our R&D activities of $3.3 million. During 2004, our R&D resources were focused primarily on product development for potential new diagnostic products, including the Triage Profiler CP Panel, Triage Profiler SOB Panel, Triage D-Dimer Test, Triage Stroke Panel and other diagnostic products for critical health conditions such as sepsis and abdominal pain. We also focused on the development of potential improvements to our existing products, including our Triage Cardiac Panel, and manufacturing processes and research activities associated with Biosite Discovery. Expenses related to the performance of our obligations associated with earning our contract revenues were incurred by our R&D group and were primarily related to Biosite Discovery.

We expect R&D expenses in 2005 to be higher than in 2004 and to relate primarily to:

- product development efforts, including the development of potential diagnostic products for ACS, sepsis and abdominal pain;
- clinical studies, including studies associated with potential diagnostic products for stroke and ones related to the exploration and validation of other potential uses for our Triage BNP Tests;
- engineering development programs intended to miniaturize the Triage MeterPlus Platform and automate and significantly improve manufacturing processes;
- manufacturing scale-up for potential new products, including the Triage Profiler CP and Triage Stroke Panels;
- costs associated with FDA submissions for the Triage Profiler CP Panel and other products under development;
- Biosite Discovery activities;

- performance-based compensation; and
- costs associated with our move from our existing facilities to our new corporate complex and higher occupancy costs primarily due to increased square footage at the new corporate complex and occupancy of both facilities for a period of time.

The timing of such increased expenditures and their magnitude are primarily dependent on the commercial success and sales growth of our products, as well as the timing and progress of our R&D efforts.

License and Patent Disputes. Expenses associated with license and patent disputes incurred during 2004 totaled $178,000. We did not incur any such expenses during 2003. The 2004 expenses consisted of legal costs related to our two pending litigations with Roche Diagnostics Corporation and several of its affiliates. In November 2004, Roche Diagnostics Corporation and certain of its affiliates filed a complaint in the United States District Court Southern District of Indiana, Indianapolis Division, alleging that Biosite is infringing two patents, U.S. Patent 5,366,609 and U.S. Patent 4,816,224, owned by Roche and/or its affiliates. We believe these allegations of infringement are without merit and we intend to vigorously contest these claims. Also, in November 2004, we filed a complaint in the United States District Court, Southern District of California, alleging that Roche Diagnostics Corporation and Roche Diagnostics GmbH are infringing two patents, U.S. Patent 6,174,686 and U.S. Patent 5,795,725, owned by Biosite. The patents relate to methods for the measurement of cardiac troponin forms. We believe that our claims have merit and we intend to vigorously pursue their prosecution. We expect expenses for license and patent disputes to be significantly higher in 2005 than in 2004 due to the ongoing costs associated with both cases.

Interest and Other Income, net. Interest and other income, net, was $1.3 million for 2004, compared with $1.4 million for 2003. Our interest income during 2004 was $290,000 lower than interest income earned in 2003. During 2004, for liquidity purposes in anticipation of cash needs, including new corporate complex construction costs, as well as anticipation of rising interest rates, we maintained a larger portion of our cash and marketable securities in cash and cash equivalents, which yielded lower interest income than our marketable securities. The decrease in interest income was offset by an increase in realized gains primarily from the collection of intercompany receivables denominated in foreign currencies of $232,000 in 2004.

Provision for Income Taxes. We recorded a provision for income taxes of $24.2 million for 2004, compared with $15.1 million in 2003. Our annual effective tax rate for 2004 and 2003 was 36.8% and 37.8%, respectively. The decrease in the effective tax rate was due primarily to a decrease in our overall state tax rate of 0.6% as more of our product sales and income was apportioned to states with lower income tax rates.

Years ended December 31, 2003 and 2002

Product Sales. Product sales for 2003 increased 68% to $169.3 million from $100.8 million in 2002. The $68.5 million increase in total product sales consisted of $70.9 million of product sales growth resulting from an increase in sales volume, reduced by $2.4 million resulting from a decline in average selling prices of our products. Growth in the sales volume of our Triage BNP Test represented 93% of the product sales growth resulting from an increase in sales volume. Our net sales of our cardiovascular products totaled $127.2 million for 2003, compared with $60.3 million for 2002. Net sales of our cardiovascular products increased 111% primarily due to growth in sales volume of our Triage BNP Test, which totaled approximately $65.6 million. Net sales of the Triage Drugs of Abuse Panel, Triage TOX Drug Screen, Triage *C. difficile* Panel and Triage Parasite Panel were approximately $42.1 million for 2003, compared with $40.5 million for 2002. The net sales increase of these products was primarily due to a $2.0 million growth in sales volume of our Triage TOX Drug Screen, which was launched in February 2002.

Contract Revenues. Contract revenues for 2003 were $4.1 million, compared with $4.4 million for 2002. Contract revenues recognized during 2003 consisted primarily of research funding, antibody fees and milestone revenues. We recognized $750,000 of research funding from the alliance with Medarex during each quarter of 2003 and 2002. Other contract revenues recognized during 2003 and 2002 included license fees, antibody fees, and amortization of up-front technology access fees. The decrease in contract revenues during 2003, compared with 2002, resulted primarily from the grant of a non-exclusive license by us to a company for certain proprietary technology in 2002. No comparable license fees were recognized in 2003. Costs of the research and development resources performing collaborative and internal Biosite Discovery activities were approximately $5.7 million for 2003, compared with approximately $5.2 million for 2002. These costs are included in research and development expenses.

Cost of Product Sales and Gross Profit from Product Sales. Gross profit from product sales increased 59% to $110.7 million in 2003 from $69.5 million in 2002.

The $41.2 million increase in gross profits consisted of $47.0 million that resulted from an increase in product sales, reduced by $5.6 million resulting from changes in the gross margins of each of our products. For 2003 and 2002, the gross margins for our cardiovascular products were 62% and 63%, respectively, while our gross margins for our Triage Drugs of Abuse Panel and other products were 75% and 77%, respectively. Sales of our cardiovascular products represented 75% of our product sales for 2003, compared with 60% for 2002.

During 2003, in response to the rapid product sales growth trend for the Triage BNP Test, we made significant investments to expand our production capacity through the addition of production shifts, facility improvements, and implementation of automated and semi-automated equipment, in order to ensure our ability to satisfy anticipated customer demands and maintain customer satisfaction.

As a result of changes in sales expectations for the third and fourth quarters of 2003, we scaled back our production during that time. Consequently, our increased manufacturing costs were spread over a smaller than anticipated production volume, contributing to lower gross margins in 2003 than 2002.

Selling, General and Administrative Expenses (SG&A expenses). SG&A expenses increased 52% to $51.9 million in 2003 from $34.2 million in 2002. At December 31, 2003, our headcount performing sales, marketing and administrative functions totaled 261, compared with 167 at December 31, 2002. The increase in SG&A expenses from 2002 to 2003 was primarily associated with the addition of sales, clinical education and technical service resources in the United States, and higher performance-based compensation, such as sales commissions and bonuses based on our financial performance. In the United States, our salaries and benefits increased $6.7 million and our travel and entertainment expenses increased $2.0 million. In 2003, we formed and began operating direct sales and distribution operations in France and Germany resulting in an increase in SG&A expenses of $3.1 million. Additionally, our SG&A expenses increased $4.0 million for outside consultants, advertising and market research due to expanded selling and marketing activities related to our broader product lines, added focus on new markets, such as physician offices, and increased administrative needs to support our expanded operations.

Research and Development Expenses (R&D expenses). R&D expenses increased 51% to $24.5 million in 2003 from $16.2 million in 2002. At December 31, 2003, our headcount performing R&D functions totaled 145, compared with 113 at December 31, 2002. R&D employee expenses increased $3.6 million, including increased performance-based compensation based on our performance versus our beginning of the year goals. Expanded activity in R&D resulted in an increase in supplies and other materials of $3.2 million. During 2003 and 2002, our R&D resources were focused primarily on new product development, the development of potential improvements to our existing products and manufacturing processes, and research activities associated with Biosite Discovery. Expenses related to the performance of our obligations associated with earning our contract revenues were incurred by our R&D group, primarily Biosite Discovery.

License and Patent Disputes. Expenses associated with license and patent disputes incurred during 2002 totaled $4.0 million. We did not incur any such expenses during 2003. The 2002 expenses consisted primarily of legal costs related to our litigation with XOMA Ltd. and its affiliates, or XOMA. In September 2002, we announced that we resolved all outstanding disputes regarding patent and licensing issues with XOMA so as to permit each the freedom to operate its business, and the related legal proceedings have been dismissed.

Interest and Other Income, net. Interest and other income was $1.4 million and $2.0 million in 2003 and 2002, respectively. The decrease in 2003 resulted primarily from lower interest income from our cash equivalents and marketable securities due to an overall decline in interest rates and a lower average balance of cash and marketable securities during 2003 compared with 2002.

Provision for Income Taxes. As a result of the pre-tax income and the tax credits generated in 2003, we recorded a provision for income taxes of $15.1 million for 2003. Our annual effective tax rate for 2003 and 2002 was 37.8% and 37.6%, respectively. For 2002, we recorded a provision for income taxes of $8.1 million.

Liquidity and Capital Resources

Historically, our sources of cash have included:

- cash generated from operations, primarily from the collection of accounts receivable resulting from product sales;
- private and public placements of equity securities, including cash generated from the exercise of stock options and participation in our employee stock purchase plan;
- proceeds from equipment financing;
- cash received under collaborative development agreements; and
- interest income.

Our historical cash outflows have primarily been associated with:

- cash used for operating activities such as the purchase and growth of inventory, expansion of our sales and marketing activities and other working capital needs; and
- expenditures related to equipment and leaseholds used to increase our manufacturing capacity, improve our manufacturing efficiency and expand our research and development activities.

Other factors that impact our cash inflow and outflow include:

- We have experienced gross margins of greater than 65% in each of the last three years. As our product sales have increased significantly since 2001, our gross profits have increased significantly as well, providing us with an increasing source of cash to finance our expansion of our operations; and
- Fisher, which represented 86% of our product sales in 2004, has historically been a timely and predictable payor of its outstanding accounts receivable.

As of December 31, 2004, we had cash, cash equivalents and marketable securities of approximately $72.4 million, compared with $53.9 million as of December 31, 2003. The increase in cash, cash equivalents and marketable securities during 2004 was largely attributable to cash generated from operating activities, for which the sales volume growth of our Triage BNP Tests was the primary driver. Additionally, we generated $19.6 million in cash from proceeds from the issuance of shares under our stock plans and the related tax deduction from disqualifying dispositions of the shares by employees during 2004. The increased activity related to the exercise of stock options and participation in our employee stock purchase plan by employees was driven by increases in the market price of our common stock. The primary cash outflow during 2004 was cash used for the construction of our new corporate complex.

In October 2003, we completed a two-part escrow closing to purchase land for the construction of our new corporate complex. We purchased a total of 26.1 usable acres for approximately $28.2 million. Through December 31, 2004, we have expended an additional $47.0 million for the design and construction of the new corporate complex. We expect the new complex to provide us with up to 800,000 square feet of space, to be constructed in phases as needed. The first phase will provide us with approximately 350,000 square feet of space. The total cost of the land and construction costs of the first phase is estimated to be approximately $105 million. We currently plan to finance the construction of the complex using a combination of available cash balances, cash generated from operating activities and debt financing, if necessary. We may not be able to obtain financing on commercially reasonable terms or at all. We expect the buildings in the first phase of construction to be completed during the second and third quarters of 2005 and do not anticipate expanding our operations to the new facility prior to that time. We expect our occupancy costs to increase primarily due to increased square footage. Should there be a downturn in our business or the markets in which we compete, we may not have a need to expand our facilities as we have planned. As a result, we may then seek an alternative use for all or a portion of the property, or seek to sell the property, which may have a negative impact on our operating results. We may also incur unexpected costs and expenses in connection with our move from our existing facilities to our new corporate complex, or we may experience unanticipated decreases in productivity and other losses due to inefficiencies relating to this transition, or delays in obtaining any required approvals or clearances from regulatory agencies related to the validation of the manufacturing facilities. For instance, the scale-up of manufacturing at our new corporate complex could result in lower than expected manufacturing output and higher than expected product costs. In addition, we expect to incur some duplicate facilities expenses, such as rent, during the period in which we transfer our operations to the new corporate complex as we will transfer our operations in stages. At December 31, 2004, our accounts payable increased $6.8 million from December 31, 2003 due to increased amounts payable to contractors for costs related to the construction of the new corporate complex.

Other significant uses of cash during 2004 included leasehold improvements and capital equipment of approximately $15.0 million primarily for the purchase of equipment and leasehold improvements to increase our manufacturing capacity and efficiency.

In 2004, we utilized cash generated from operating activities to fund our cash needs related to the construction of the new corporate complex and our expanded operations. Cash generated from operating activities in 2004 totaled $53.0 million, compared with $17.3 million in 2003. A significant increase in our product sales and gross profits, resulting primarily from the increase in sales volume of our Triage BNP Test, was the leading contributor to our cash generated from operating activities in 2004. As we increased our product sales, we expanded our commercial operations and our working capital requirements to support the expanded business. During 2004, due to the significant increase in our sales of Triage BNP Tests, compared with 2003, we increased our manufacturing capacity and inventories by $9.3 million to meet the increasing demand for our products. Additionally, we experienced an increase in accounts receivable of $13.1 million at December 31, 2004, compared with the same date in 2003 due to the timing of our receipt of a $10.0 million payment from Fisher that was due on December 31, 2004, but received in early January 2005, and the increase in product sales during the fourth quarter of 2004, compared with the same period of 2003.

The decrease in cash, cash equivalents and marketable securities during 2003, compared with 2002, was largely attributable to the purchase of land for the construction of our new corporate complex of $28.2 million and capital expenditures of $23.6 million for leasehold improvements and manufacturing equipment to expand our manufacturing capacity to meet the increased demand for our meter-based Triage BNP Test, and to increase our manufacturing efficiency. These primary cash outflows were offset by cash generated by operating activities of $17.3 million. During 2003, due to the significant increase in our sales of our meter-based Triage BNP Test, compared with 2002, we increased our manufacturing capacity and our inventories increased by $15.5 million to meet the increasing demand for our products. Additionally, as product sales in the fourth quarter of 2003 increased significantly, compared with the same period of 2002, we experienced an increase in accounts receivable of $12.8 million at December 31, 2003, compared with the same date in 2002. As a result, our cash generated from operating activities in 2003 decreased $5.7 million from 2002.

Our primary short-term needs for capital, which are subject to change, include:

- the remaining construction costs in the first phase of the new corporate complex, which we estimate to be approximately $30 million payable in the second and third quarters of 2005;
- support of our commercialization efforts related to our current and future products, including expansion of our direct sales force and field support resources;
- expenditures for equipment and other fixed assets for use in our new corporate complex, and for manufacturing and research and development purposes;
- the prosecution, defense and resolution of ongoing license and patent disputes;
- improvements in our manufacturing capacity and efficiency, new discovery and product development; and
- clinical studies, and the continued advancement of research and development efforts.

For 2005, we plan to spend approximately $38.4 million in cash for capital expenditures primarily for manufacturing and research and development equipment, furniture, fixtures and computer equipment. We intend to use our currently available cash and cash expected to be generated from operating activities to address our capital requirements. We expect that the performance of our product sales and the resulting gross profits will significantly impact our cash management decisions. If our product sales and gross margins exceed our expectations, we may choose to invest the additional cash in the above projects and activities we believe appropriate. We have utilized, and may continue to utilize, credit arrangements with financial institutions to finance the purchase of capital equipment. Factors such as interest rates and available cash will impact our decision to continue to utilize credit arrangements as a source of cash. As of December 31, 2004, we had an equipment financing line of credit with a financial institution for $10.0 million, of which $9.6 million was available for future borrowings. The line of credit expires on September 30, 2005. We have also generated cash from the exercise of stock options. Future proceeds from exercise of stock options and our employee stock purchase plan will depend primarily upon the behavior, expectations and needs of the stock option holders and our stock price.

We believe that our available cash, cash from operations, proceeds from the issuance of stock under our stock plans and funds from existing credit arrangements will be sufficient to satisfy our funding needs for at least the next 24 months, except for the potential funding requirement of a portion of the construction cost of our new corporate complex. We have used available cash balances to purchase the land for our new corporate complex and pay for the design and construction costs to date. For the remainder of the construction costs, we plan to utilize a combination of available cash and debt financing, if necessary. If cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we may be required to sell additional equity or debt securities or obtain additional credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all. Furthermore, any additional equity financing may be dilutive to stockholders and debt financing, if available, may include restrictive covenants. Our future liquidity and capital funding requirements will depend on numerous factors, including:

- the costs, timing and effectiveness of further expansion of sales, marketing and manufacturing activities and resources, expansion of our manufacturing capacity and our facilities expansion needs, including the construction of our new corporate complex;
- competition, including products competitive with our Triage BNP Tests, from companies with greater financial capital and resources;
- the prosecution, defense and resolution of license and patent disputes;
- the extent to which our new products and products under development are successfully developed, gain regulatory approval and market acceptance and become and remain competitive;
- seasonal or unanticipated changes in customer demand;
- regulatory changes, uncertainties or delays;
- the scope, timing and results of research and development efforts, including clinical studies and regulatory actions regarding our potential products;
- changes in third-party reimbursement policies;
- the ability to execute, enforce and maintain license and collaborative agreements and attain the milestones under these agreements necessary to earn contract revenues; and
- the costs and timing associated with business development activities, including potential licensing of technologies patented by others.

Our failure to raise capital on acceptable terms, when needed, could have a material adverse effect on our business.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2004. This table should be read in conjunction with the remainder of this "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report.

		Payments due by period (in thousands)			
Contractual obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-term debt obligations	$ 21,041	$ 5,749	$ 10,928	$ 4,364	$ –
Operating lease obligations	2,477	1,287	400	390	400
New corporate complex construction commitments	20,753	20,753	–	–	–
Purchase obligations (1)	19,159	17,943	1,216	–	–
Total	$ 63,430	$ 45,732	$ 12,544	$ 4,754	$ 400

(1) Purchase obligations include commitments to purchase components and raw materials used in the manufacture of our products, and other recurring purchases made in the normal course of business to meet operational and capital expenditure requirements.

We have executed agreements to license technologies that are covered by the intellectual property rights of third parties. The financial and commercial terms of each of these agreements vary significantly and in virtually all cases our payment obligations are not material to our business as a whole. For the most part, the license agreements call for potential cash outflows for milestone payments and future royalties based on product sales utilizing the licensed technologies. The milestone payments under these agreements are primarily dependent on achieving product development goals, commencement of clinical studies of a product utilizing the licensed technology or meeting commercialization objectives, or any combination thereof. Examples of milestones for which we would make payments would include: 1) initiation of clinical studies of a potential product that is covered by the licensed technologies, 2) FDA clearance to market a product that is covered by the licensed technologies, and 3) the first sale of a product that is covered by the licensed technologies in a specific territory. The attainment of the milestones is highly uncertain and dependent upon many contingencies. Additionally, we exercise discretion whether to continue to utilize the licensed technologies. At any time, we may, for technical or economic reasons, decide to discontinue utilizing the licensed technologies and would incur no further financial obligations beyond those payments already made. On December 31, 2004, there were no milestones, either individually or in the aggregate, under our licensing and collaborative agreements for which we believe material payments are currently required to be made, and we believe that there are approximately $625,000 in payments that are reasonably likely to be made in the future.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to changes in interest rates, primarily from our investments in available-for-sale marketable securities. Under our current policies, we do not use interest rate derivatives instruments to manage this exposure to interest rate changes. A hypothetical 1% adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our financial instruments that are exposed to changes in interest rates.

Beginning with the last half of 2003, we have significantly expanded our direct sales and distribution operations in France, Germany, Belgium, Luxembourg, the United Kingdom and Italy, and we may expand into additional countries in the future. Sales and costs resulting from our direct sales and distribution operations in Europe are denominated primarily in local currencies and are subject to fluctuations in currency exchange rates. Further, we purchase our Triage MeterPlus inventory from LRE and incur other operating expenses, including clinical trials, which are denominated in Euros and other local currencies. As a result, our costs will fluctuate along with the currencies and general economic conditions in the countries in which we do business, which could harm our operating results. In prior years, we have on occasion purchased forward exchange contracts to manage this exposure to exchange rate changes. As of December 31, 2004, we had no outstanding forward exchange contracts. Significant fluctuations in currency exchange rates may negatively impact our consolidated sales and earnings.

International sales and operations are also subject to a variety of other risks, including:

- difficulty in staffing, monitoring and managing foreign operations;
- reduced flexibility and increased cost of staffing adjustments;
- longer collection cycles;
- greater risk of uncollectible accounts;
- unknown or changes in regulatory practices, including import or export license requirements, trade barriers, tariffs and tax laws;
- adverse tax consequences, including imposition of withholding or other taxes on payments by subsidiaries;
- political, social or economic conditions and changes in these foreign markets; and
- government spending patterns.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the Nasdaq National Market, under the symbol BSTE. The following tables set forth the high and low sale prices for our common stock as reported on the Nasdaq National Market for the periods indicated.

2004	High	Low
First Quarter	$ 33.67	$ 25.60
Second Quarter	$ 46.82	$ 31.85
Third Quarter	$ 50.75	$ 39.83
Fourth Quarter	$ 63.64	$ 45.60

2003	High	Low
First Quarter	$ 39.95	$ 29.75
Second Quarter	$ 54.65	$ 37.00
Third Quarter	$ 57.70	$ 26.77
Fourth Quarter	$ 31.05	$ 23.50

There were approximately 102 holders of record of our common stock as of February 21, 2005. We have not paid any cash dividends to date and do not anticipate any being paid in the foreseeable future.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Board of Directors and Stockholders

Biosite Incorporated

We have audited the accompanying consolidated balance sheets of Biosite Incorporated and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biosite Incorporated as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Biosite Incorporated's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2005 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

San Diego, California
February 11, 2005

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	December 31, 2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 25,645	$ 19,537
Marketable securities	46,765	34,397
Accounts receivable	36,867	23,755
Inventories	37,077	27,780
Income taxes receivable	–	2,203
Deferred income taxes	7,432	4,076
Prepaid expenses and other current assets	7,081	3,255
Total current assets	160,867	115,003
Property, equipment and leasehold improvements, net	111,135	71,408
Deferred income taxes	3,668	–
Patents and license rights, net	5,484	6,771
Deposits and other assets	2,361	1,442
Total assets	$ 283,515	$ 194,624
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 18,662	$ 6,905
Accrued employee expenses	11,008	8,463
Current portion of equipment financing notes	5,749	4,664
Income taxes payable	4,401	–
Accrued royalties and deferred revenue	2,255	1,456
Other current liabilities	3,998	2,640
Total current liabilities	46,073	24,128
Equipment financing notes	15,292	14,158
Deferred income taxes	–	1,839
Other long-term liabilities	1,813	1,596
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 5,000 shares authorized; no shares issued and outstanding at December 31, 2004 and 2003	–	–
Common stock, $.01 par value, 40,000 shares authorized at December 31, 2004 and 2003; 16,419 and 15,618 shares issued and outstanding at December 31, 2004 and 2003, respectively	164	156
Additional paid-in capital	125,013	99,821
Accumulated other comprehensive income, net of related tax effect of $(53) and $66 at December 31, 2004 and 2003, respectively	1,086	300
Retained earnings	94,074	52,626
Total stockholders' equity	220,337	152,903
Total liabilities and stockholders' equity	$ 283,515	$ 194,624

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Year Ended December 31,		
	2004	2003	2002
Revenues:			
Product sales	$ 240,607	$ 169,298	$ 100,830
Contract revenues	4,335	4,066	4,396
Total revenues	244,942	173,364	105,226
Operating expenses:			
Cost of product sales	79,388	58,567	31,312
Selling, general and administrative	65,394	51,944	34,208
Research and development	35,694	24,474	16,160
License and patent disputes	178	–	4,043
Total operating expenses	180,654	134,985	85,723
Operating income	64,288	38,379	19,503
Interest and other income, net	1,313	1,436	1,971
Income before provision for income taxes	65,601	39,815	21,474
Provision for income taxes	(24,153)	(15,052)	(8,080)
Net income	$ 41,448	$ 24,763	$ 13,394
Net income per share:			
Basic	$ 2.61	$ 1.62	$ 0.91
Diluted	$ 2.42	$ 1.50	$ 0.86
Shares used in calculating per share amounts:			
Basic	15,889	15,295	14,742
Diluted	17,097	16,497	15,512

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

Balance at December 31, 2001
Components of comprehensive income:
Net income
Change in unrealized net gain (loss) on available-for-sale securities, net of $14 income tax effect
Total comprehensive income
Issuance of common stock under stock plans, net
Compensation related to stock options granted to non-employees
Income tax benefit from disqualifying dispositions of stock

Balance at December 31, 2002
Components of comprehensive income:
Net income
Other comprehensive income:
Change in unrealized net gain (loss) on available-for-sale securities, net of $190 income tax effect
Foreign currency translation gain
Total comprehensive income
Issuance of common stock under stock plans, net
Compensation related to stock options granted to non-employees
Income tax benefit from disqualifying dispositions of stock

Balance at December 31, 2003
Components of comprehensive income:
Net income
Other comprehensive income:
Change in unrealized net gain (loss) on available-for-sale securities, net of $119 income tax effect
Foreign currency translation gain
Total comprehensive income
Issuance of common stock under stock plans, net
Compensation related to stock options granted to non-employees
Income tax benefit from disqualifying dispositions of stock

Balance at December 31, 2004

See accompanying notes.

Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
–	$ –	14,639	$ 146	$ 75,891	$ 405	$ 14,469	$ 90,911
–	–	–	–	–	–	13,394	13,394
–	–	–	–	–	(20)	–	(20)
							13,374
–	–	256	3	3,029	–	–	3,032
–	–	–	–	16	–	–	16
–	–	–	–	608	–	–	608
–	$ –	14,895	$ 149	$ 79,544	$ 385	$ 27,863	$ 107,941
–	–	–	–	–	–	24,763	24,763
–	–	–	–	–	(285)	–	(285)
–	–	–	–	–	200	–	200
							24,678
–	–	723	7	12,322	–	–	12,329
–	–	–	–	20	–	–	20
–	–	–	–	7,935	–	–	7,935
–	$ –	15,618	$ 156	$ 99,821	$ 300	$ 52,626	$ 152,903
–	–	–	–	–	–	41,448	41,448
–	–	–	–	–	(179)	–	(179)
–	–	–	–	–	965	–	965
							42,234
–	–	801	8	19,604	–	–	19,612
–	–	–	–	4	–	–	4
–	–	–	–	5,584	–	–	5,584
–	$ –	16,419	$ 164	$ 125,013	$ 1,086	$ 94,074	$ 220,337

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2004	2003	2002
OPERATING ACTIVITIES:			
Net income	$ 41,448	$ 24,763	$ 13,394
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,197	10,692	6,161
Amortization of deferred compensation and non-cash equity compensation	4	20	16
Deferred income taxes	(8,863)	1,641	1,658
Changes in operating assets and liabilities:			
Net purchases of investments classified as trading	(429)	(704)	-
Accounts receivable	(13,112)	(12,759)	(2,742)
Inventories	(9,297)	(15,485)	(5,178)
Income taxes and other current assets	8,505	2,366	2,288
Accounts payable	11,757	3,116	1,463
Accrued employee expenses	2,545	1,471	4,441
Accrued royalties and other current liabilities	2,185	905	1,502
Long-term liabilities	56	1,102	-
Foreign currency translation	965	200	-
Net cash provided by operating activities	52,961	17,328	23,003
INVESTING ACTIVITIES:			
Proceeds from sales and maturities of marketable securities	31,452	40,941	31,408
Purchase of marketable securities	(43,528)	(22,867)	(40,739)
Purchase of property, equipment and leasehold improvements	(55,174)	(58,674)	(10,742)
Patents, license rights, deposits and other assets	(1,435)	(283)	(1,787)
Net cash used in investing activities	(68,685)	(40,883)	(21,860)
FINANCING ACTIVITIES:			
Proceeds from issuance of equipment notes payable	7,558	14,850	3,952
Principal payments under equipment notes payable	(5,338)	(3,200)	(2,025)
Proceeds from issuance of stock under stock plans, net	19,612	12,329	3,032
Net cash provided by financing activities	21,832	23,979	4,959
Increase in cash and cash equivalents	6,108	424	6,102
Cash and cash equivalents at beginning of year	19,537	19,113	13,011
Cash and cash equivalents at end of year	$ 25,645	$ 19,537	$ 19,113
Supplemental disclosures of cash flow information:			
Interest paid	$ 1,001	$ 639	$ 448
Income taxes paid	$ 20,670	$ 9,852	$ 3,507
Income tax benefit of disqualifying dispositions of stock	$ 5,584	$ 7,935	$ 608

See accompanying notes.

1. Organization and Summary of Significant Policies

Organization and Business Activity

Founded in 1988, Biosite Incorporated is a leading provider of novel, rapid medical diagnostic products intended to aid physicians in the diagnosis of critical diseases and health conditions. Currently, we offer diagnostic products for drug screening, heart attack, congestive heart failure, or CHF, acute coronary syndromes, or ACS, evaluation of shortness of breath and certain bacterial and parasitic infections. Our products are principally sold to acute care hospitals, which number approximately 5,400 in the United States. To market our products, we utilize a direct sales team that focuses its efforts primarily on larger centers with more than 200 beds and smaller hospitals that are high volume users of our products, and we use a network of distributors, both in the United States and internationally.

The Fisher HealthCare Division of the Fisher Scientific Company, or Fisher, distributes our products primarily in hospitals in the United States and supports our direct sales force, particularly in smaller hospitals. We utilize distributor relationships with Physician Sales & Services, or PSS, and Henry Schein, Inc., or Henry Schein, to market our products to physician office laboratories in the United States. In international markets, we have established direct selling efforts in several countries and utilize a network of country-specific and regional distributors in other areas. During 2003 and 2004, we initiated direct sales and distribution operations in France, Germany, Belgium and Luxembourg, the United Kingdom and Italy. In the future, we may transition to direct sales and distribution of our products in additional countries. We also employ a field-based network of clinically experienced individuals that support our direct sales force by providing pre- and post- sale education and training. Additionally, we provide other customer and technical support resources to assist with ongoing utilization of our products.

With several diagnostic products commercialized, our focus has expanded to include the search for proprietary disease markers that can potentially be applied to our testing platforms or to platforms marketed by other diagnostic companies with whom we might collaborate. To that end, in 1999 we launched Biosite Discovery. Through Biosite Discovery, we leverage our expertise in phage display antibody development to access protein targets via collaborations with clinical institutions or commercial companies, or via our internal research and licensing programs. Biosite Discovery has also attracted the interest of leading clinical collaborators, who provide patient samples and assist in the analysis of clinical data. The discovery of new disease markers and the extension of applications for existing products could enable us to expand our product sales into other healthcare market segments.

Principles of Consolidation

The consolidated financial statements include our financial statements and those of our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

We recognize product sales upon shipment unless there are significant post-delivery obligations or collection is not considered probable at the time of shipment. Generally, we do not have any significant post-delivery obligations associated with our product sales. We accrue for warranty costs and other allowances at the time of shipment based on historical experience, trends and estimates.

Our collaborative development agreements generally contain specific payments for specific activities or elements of the agreements. Among the payments we might receive under the agreements are: up-front technology access fees, research funding, antibody development fees upon the delivery of antibodies, annual maintenance fees on targets for which Biosite has produced antibodies for as long as the targets remain in development by our partners, milestone fees on drug targets that reach certain pre-clinical milestones and royalties should products successfully be commercialized as a result of the collaboration. Up-front technology access fees are recognized over the term of the agreement or ongoing research period, as applicable, unless we have no further continuing performance obligations related to the fees. Research funding is recognized over the applicable research period on a straight-line basis, which approximates the underlying performance. Milestone payments, such as antibody development fees and clinical milestones, are recognized when earned, as the milestone events are substantive and their achievability is not reasonably assured at the inception of the agreement. The achievement of milestones may not be dependent on our performance. Contract revenues that are based on the performance of and collection by our collaborative partners or their partners are deferred until such performance is complete and collection is probable. We believe that each payment element of these agreements represents the fair value of the element at the date of the agreement.

Segment Information, Major Customers and Suppliers

Financial Accounting Standards Board's Statement No. 131, *Segment Information,* FAS 131, amends the requirements for public enterprises to report financial and descriptive information about their reportable operating segments. Operating segments, as defined in FAS 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by us in deciding how to allocate resources and in assessing performance. FAS 131 also requires disclosures about our products and services, geographic areas and major customers.

Management of Biosite has determined that we currently operate principally in one operating segment: the discovery, development, manufacture and marketing of rapid, accurate and cost-effective diagnostics that improve the quality of patient care and simplify the practice of laboratory medicine. Our chief operating decision-making group is the Management Group, which is comprised of the Chief Executive Officer, President, Chief Operating Officer, Senior Vice Presidents and Vice Presidents. The Management Group primarily decides how to allocate resources based on the overall operating results and the contribution of each functional area towards achieving our business and financial goals. Our principal functional areas are: 1) Finance and Administration, 2) Sales and Marketing, 3) Research and Development and 4) Manufacturing.

We have a distribution agreement with Fisher that extends through December 31, 2005. Sales to Fisher represented 86%, 90% and 87% of our product sales in 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, receivable amounts due from Fisher represented approximately 78% and 82%, respectively, of our accounts receivable. Export sales to international customers amounted to $26.0 million, $14.5 million and $11.4 million in 2004, 2003 and 2002, respectively.

Certain components and raw materials used in the manufacture of our products are provided by single-source vendors. Any supply interruption in a sole-sourced component or raw material would affect our ability to manufacture these products until a new source of supply is qualified or alternative manufacturing processes are implemented or developed. We generally maintain safety stock inventory levels of these items, which would allow us some additional time should we need to identify and qualify alternative suppliers. LRE Technology Partner GmbH, or LRE, is the sole manufacturer of the fluorescent meters used with our Triage MeterPlus Platform products, including the Triage BNP Test, Triage Cardiac Panel, Triage Profiler Shortness of Breath Panel, Triage D-Dimer Test and Triage TOX Drug Screen and others currently under development, including the Triage Stroke Panel. Beckman Coulter,® Inc. is the sole manufacturer of Biosite's Triage BNP Test for Beckman Coulter Immunoassay Systems, and related calibrations and controls for that product. Other sole-source suppliers provide selected components of our products.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments in debt securities with maturities of 90 days or less when purchased.

Marketable Securities

Based on the nature of the assets held by us and management's investment strategy, our investments have been classified as either available-for-sale or trading securities. Management determines the appropriate classification of securities at the time of purchase. Securities classified as available-for-sale or trading are carried at estimated fair value, as determined by quoted market prices at the balance sheet date. The net unrealized gains or losses on available-for-sale securities, net of tax, are reported as a component of comprehensive income. Unrealized gains or losses on trading securities are reported in interest income. At December 31, 2004, we had no investments that were classified as held-to-maturity. The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other than temporary declines in fair value and are included in interest income. The cost of securities sold is based on the specific identification method. Interest on trading securities and securities classified as available-for-sale is included in interest income.

Accounts Receivable

Accounts receivable consists of trade receivables due from customers for the sale of our products. Payment terms vary on a customer by customer basis, and generally range from cash on delivery to net, 60 days, in the United States and from cash in advance to net, 90 days, internationally. We also utilize letters of credit to reduce risks of uncollectibility. A receivable is considered past due when it has exceeded its payment terms. Accounts receivable have been reduced by an estimated allowance for doubtful accounts. We estimate our allowance for doubtful accounts based on facts, circumstances and judgments regarding each receivable.

Our estimate is determined by analysis of items such as historical bad debts, customer payment history and patterns, customer creditworthiness, economic, political or regulatory factors affecting the customer's ability to make the required payments and individual circumstances.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or market value and have been reduced by an estimated allowance for excess, obsolete and potential scrapped inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales, as well as, judgments, quality control testing data, and assumptions about the likelihood of scrap and obsolescence. During our manufacturing processes, some work-in-process inventories require additional testing or re-work. These inventories are separately tracked and reviewed on a monthly basis to determine their status and an estimated reserve for potential scrap is calculated. We utilize a standard cost system to track our inventories on a part-by-part, full absorption cost basis. Adjustments are made to the standard labor and standard overhead costs to approximate actual labor and actual overhead costs on a FIFO cost basis.

Warranty Reserve

Our warranty reserve primarily relates to warranty coverage that we offer with the placement of the Triage MeterPlus. The Triage MeterPlus is manufactured by LRE who provides Biosite a contractual warranty against manufacturer's defects and poor workmanship. Should a meter not function to specification and the cause is determined to be due to a manufacturer's defect or poor workmanship, the malfunctioning meter would be returned to LRE for replacement or repair. LRE would incur and bear all the cost to replace or repair the meter. We have established a warranty allowance for the costs to replace or repair meters that would not be covered by LRE's warranty. Historical experience and trends detailing returns and replacement activity in total and those that have been covered by LRE's manufacturer's warranty are used in estimating our warranty allowance.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at historical cost.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term. Useful lives are based on management's estimates of the period that the assets will generate revenue directly or indirectly.

License Rights

License rights related to products for sale are stated at cost and amortized to cost of sales over the life of the license, not to exceed ten years, using a systematic method based on the estimated revenues generated from products during generally the shorter of the license period or generally ten years from the inception of the license. The estimated revenues used as the base by which we amortize the license rights include only estimated sales for products we are currently selling and do not include any estimated product sales expected to be realized during the license amortization term from products still in development today.

Long-lived and Intangible Assets

Our policy is to review the carrying amounts of long-lived and intangibles assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances might include a significant decline in market share, a significant decline in profits, rapid changes in technology, significant litigation or other items. In evaluating the recoverability of intangible assets, management's policy is to compare the carrying amounts of such assets with the estimated undiscounted future operating cash flows. In the event impairment exists, an impairment charge would be determined by comparing the carrying amount of the asset to the applicable estimated future cash flows, discounted at a risk-adjusted interest rate. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary. We do not believe the carrying amounts of long-lived and intangible assets are impaired at December 31, 2004.

Stock Plans

We have elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* or APB 25, and related interpretations in accounting for our stock-based compensation. Stock options issued to non-employees are recorded at their fair value as determined in accordance with FAS No. 123, *Accounting for Stock-based Compensation,* and Emerging Issues Task Force, or EITF, Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,* and are periodically remeasured as the stock options vest.

Adjusted pro forma information regarding net income is required by SFAS 123, and has been determined as if we had accounted for our employee stock-based compensation under the fair value method of that Statement. The weighted average fair values of options granted during 2004, 2003 and 2002 were $31.17, $29.83 and $18.52, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes method for option pricing with the following weighted-average assumptions for 2004, 2003 and 2002:

	2004	2003	2002
Risk–free interest rate	3.66%	2.52%	3.02%
Volatility	81%	85%	87%
Dividend yield	0%	0%	0%
Expected life of options	6.0 years	6.1 years	5.9 years

For purposes of adjusted pro forma disclosures, the estimated fair value of the stock-based compensation is amortized to expense over the vesting periods of the granted options. Our adjusted pro forma information is as follows (in thousands, except per share data):

(Net of tax)	2004	2003	2002
Net income, as reported	$ 41,448	$ 24,763	$ 13,394
Pro forma FAS 123 compensation expense	(18,862)	(16,816)	(11,823)
Adjusted pro forma net income	$ 22,586	$ 7,947	$ 1,571
Adjusted pro forma basic net income per share	$ 1.42	$ 0.52	$ 0.11
Adjusted pro forma diluted net income per share	$ 1.32	$ 0.48	$ 0.10

The pro forma effects on net income for 2004, 2003 and 2002 are not likely to be representative of the effects on reported net income or loss in future years. In management's opinion, existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options that have vesting provisions and are not transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Changes in such subjective input assumptions can materially affect the fair value estimate of employee stock options.

Research and Development

Research and development costs are expensed as incurred. Such costs include personnel costs, supplies, clinical trials, allocated facilities, information systems, depreciation, amortization and other indirect costs.

Concentration of Credit Risk

We sell our products in the United States primarily to Fisher. Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required. We perform credit evaluations and maintain an allowance for potential credit losses. Credit losses in the United States have been minimal and within management's expectations. In international markets, we have established direct selling efforts in several countries and utilize a network of country-specific and regional distributors in other areas. During the last half of 2003 and 2004, we have significantly expanded our direct sales and distribution operations outside of the United States in France, Germany, Belgium, Luxembourg, the United Kingdom and Italy, and we may expand into additional countries in the future. We also utilize letters of credit to reduce risks of uncollectibility.

We invest our excess cash in debt instruments of the U.S. Government, financial institutions and corporations with strong credit ratings. We have established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

Earnings Per Share

Basic earnings per share includes no dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in our earnings, such as common stock equivalents which may be issuable upon exercise of outstanding common stock options.

Shares used in calculating basic and diluted earnings per share were as follows (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Shares used in calculating per share amounts –			
Basic (Weighted average common shares outstanding)	15,889	15,295	14,742
Effect of common share equivalents:			
Net effect of dilutive common stock options using			
the treasury stock method	1,208	1,202	770
Shares used in calculating per share amounts – Diluted	17,097	16,497	15,512

Comprehensive Income

Financial Accounting Standards Board's Statement No. 130, *Comprehensive Income*, FAS 130, establishes rules for the reporting and display of comprehensive income and its components. FAS 130 requires the change in net unrealized gains or losses on marketable securities and foreign currency translation adjustments be included in comprehensive income. Comprehensive income is included in our Consolidated Statements of Stockholders' Equity. The accumulated unrealized gain or (loss) on marketable securities, net of tax, was $(79,000) and $100,000 as of December 31, 2004 and 2003, respectively. The accumulated foreign currency translation gain as of December 31, 2004 and 2003 was $1.2 million and $200,000, respectively.

Effect of New Accounting Standards

Share-Based Payments

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), *Share-Based Payment,* which is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation.* Statement 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends FASB Statement No. 95, *Statement of Cash Flows.* Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on July 1, 2005. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We are currently evaluating the two different methods for the adoption of Statement 123 and have not determined which of the two methods we will adopt.

As permitted by Statement 123, we currently account for share-based payments to employees using Opinion No. 25's intrinsic value method and, as such, we generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a material impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods using the Black-Scholes valuation model, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $5.6 million, $7.9 million, and $600,000 in 2004, 2003 and 2002, respectively.

Reclassification

Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the presentation of the 2004 financial statements.

2. Licensing Rights and Agreements

We have entered into licensing and collaborative agreements where we utilize certain technologies licensed or owned by others in exchange for up-front, milestone or royalty payments or some combination thereof. The milestone payments under these agreements are primarily dependent on overcoming research and development hurdles, achieving product development goals or meeting commercialization objectives, or any combination thereof. Examples of milestones for which we would make payments would include: 1) initiation of clinical trials of a potential product that is covered by the licensed technology, 2) FDA clearance to market a product that is covered by the licensed technology, and 3) the first sale of product that is covered by the licensed technology in a specific territory. The attainment of the milestones is highly uncertain and dependent upon many contingencies. Additionally, we exercise discretion whether to continue to utilize the licensed technologies. At any time, we may, for technical or economic reasons, decide to discontinue utilizing the licensed technologies and would incur no further financial obligations beyond those payments already made. On December 31, 2004, there were no milestones, either individually or in the aggregate, under our licensing and collaborative agreements for which we believed material payments are currently required to be made or reasonably likely to be made in the future. At December 31, 2004 and 2003, the total cost of license rights was $11.8 million and $11.7 million, respectively and accumulated amortization of the license rights was approximately $6.3 million and $5.1 million, respectively. Amortization expense of license rights totaled $1.2 million, $1.2 million and $1.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. The estimated aggregate amortization expense related to license rights for the next five years and thereafter is as follows: 2005 - $842,000, 2006 - $861,000, 2007 - $887,000, 2008 - $907,000, 2009 - $922,000, thereafter - $1.0 million.

3. Distribution and Biosite Discovery Collaborative Agreements

Distribution Agreements

We have a distribution agreement under which Fisher distributes our products primarily to hospitals within the United States. The term of our distribution agreement with Fisher expires on December 31, 2005 and automatically renews for an additional one-year term unless a notice of non-renewal is delivered by either company. Fisher purchases our products on a monthly basis through firm purchase orders. Sales to Fisher represented 86%, 90% and 87% of our product sales in 2004, 2003, and 2002, respectively. We entered into distributor agreements with PSS and Henry Schein in May 2003 and July 2004, respectively, to market our products to physician office practices in the United States. Internationally, in addition to utilizing a direct sales force in certain countries, we sell our products to country-specific and regional distributors.

Biosite Discovery

In 1999, we launched Biosite Discovery, a research program dedicated to the identification of new protein targets for acute diseases. Through Biosite Discovery, we conduct analyses on both known proteins that may be markers of disease and proteins accessed from clinical and commercial collaborators in order to determine their diagnostic utility. We offer antibody development services to pharmaceutical and biotechnology companies seeking high-affinity antibodies for use in their drug research. In return, we seek diagnostic licenses to their targets, as well as other potential fees. Among the payments we might receive are: up-front technology access fees, antibody development fees upon the delivery of antibodies, annual maintenance fees on targets for which we have produced antibodies for as long as the targets remain in our collaborator's drug development program, milestone fees on targets that reach certain clinical milestones and royalties should products successfully be commercialized as a result of the collaboration. Under Biosite Discovery, we have executed agreements with different commercial and clinical collaborators, and we have executed several license or cross-license agreements with other companies.

During 2004, 2003 and 2002, we recognized contract revenues of $4.3 million, $4.1 million and $4.4 million, respectively, related to activities performed or milestones achieved under the collaborative agreements. Under the terms of our agreement with Medarex, Inc., Medarex provides us with research funding of $3.0 million per year. Costs of the research and development resources performing collaborative and internal Biosite Discovery activities in 2004, 2003 and 2002 were approximately $6.5 million, $5.7 million and $5.2 million, respectively, and are included in research and development expenses.

4. Cash, Cash Equivalents and Marketable Securities

The following is a summary of cash, cash equivalents and marketable securities by balance sheet classification at December 31, 2004 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 18,812	$ –	$ –	$ 18,812
Money market fund	6,833	–	–	6,833
	25,645	–	–	25,645
Marketable securities:				
Trading securities – mutual funds held for nonqualified deferred compensation plan participants	1,402	350	–	1,752
Available-for-sale securities:				
U.S. Government debt securities	8,032	3	(87)	7,948
U.S. Municipalities debt securities	22,699	–	(26)	22,673
Corporate debt securities	11,390	18	(28)	11,380
Certificate of deposit	3,030	3	(21)	3,012
	45,151	24	(162)	45,013
Total cash, cash equivalents and marketable securities	$ 72,198	$ 374	$ (162)	$ 72,410

The following is a summary of cash, cash equivalents and marketable securities by balance sheet classification at December 31, 2003 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 10,067	$ –	$ –	$ 10,067
Money market fund	9,470	–	–	9,470
	19,537	–	–	19,537
Marketable securities:				
Trading securities – mutual funds held for nonqualified deferred compensation plan participants	974	189	–	1,163
Available-for-sale securities:				
U.S. Government debt securities	16,642	119	(10)	16,751
U.S. Municipalities debt securities	635	5	–	640
Corporate debt securities	12,667	41	(21)	12,687
Certificate of deposit	3,124	32	–	3,156
	33,068	197	(31)	33,234
Total cash, cash equivalents and marketable securities	$ 53,579	$ 386	$ (31)	$ 53,934

The amortized cost and estimated fair values of available-for-sale marketable securities at December 31, 2004, by contractual maturity, are as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Marketable securities (available-for-sale):		
Due in one year or less	$ 30,748	$ 30,688
Due after one year through two years	5,045	4,980
Due after two years	9,358	9,345
	$ 45,151	$ 45,013

Gross realized gains from the sale of cash, cash equivalents and marketable securities were approximately $14,000, $206,000 and $174,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Gross realized losses from the sale of cash, cash equivalents and marketable securities were approximately $6,000, $5,000 and $14,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

5. Balance Sheet Information

Net inventories consist of the following (in thousands):

	December 31,	
	2004	2003
Raw materials	$ 12,852	$ 13,327
Work-in-process	14,242	11,476
Finished goods	9,983	2,977
	$ 37,077	$ 27,780

Property, equipment and leasehold improvements consist of the following (in thousands):

	December 31,	
	2004	2003
Land under development	$ 30,050	$ 28,820
Construction in progress – new corporate complex	45,170	6,268
Machinery and equipment	42,125	32,672
Computer equipment	9,964	8,220
Furniture and fixtures	1,373	1,305
Leasehold improvements	16,391	14,632
Construction in progress –		
automated manufacturing equipment and other	11,964	10,379
	157,037	102,296
Less accumulated depreciation	(45,902)	(30,888)
	$111,135	$ 71,408

Depreciation expense was approximately $15.4 million, $9.4 million and $4.5 million for years ended December 31, 2004, 2003 and 2002, respectively. Cost of equipment under equipment financing notes was approximately $30.2 million and $24.7 million at December 31, 2004 and 2003, respectively. Accumulated depreciation of equipment under equipment financing notes at December 31, 2004 and 2003 was approximately $9.8 million and $6.3 million, respectively.

6. Debt and Commitments

Debt consisted of the following (in thousands):

	December 31, 2004	2003
Equipment financing notes, payable $576,000 monthly including interest at 3.95% to 8.72% due January 2005 to December 2009; secured by equipment	$ 21,041	$ 18,822
Less current portion	(5,749)	(4,664)
Total long-term debt	$ 15,292	$ 14,158

As of December 31, 2004, approximate future principal payments of the equipment financing notes are due as follows: 2005 – $5.7 million; 2006 – $5.7 million; 2007 – $5.2 million; 2008 – $3.6 million; 2009 – $747,000 and thereafter – $0.

Interest expense was approximately $255,000 and $448,000 for the years ended December 31, 2003 and 2002, respectively. Beginning July 1, 2003, interest incurred was capitalized as part of the development costs of our new corporate complex. For the years ended December 31, 2004 and 2003, we incurred and capitalized interest totaling $1.0 million and $384,000, respectively. As of December 31, 2004, we had an equipment financing line of credit with a financial institution for $10.0 million, of which $9.6 million was available for future borrowings. The line of credit expires on September 30, 2005. There are no financial covenants associated with the line of credit.

We lease our office, manufacturing and research facilities under operating leases. The minimum annual rent on the facilities is subject to increases based on changes in the Consumer Price Index, taxes, insurance and operating costs, subject to certain minimum and maximum annual increases. We record rent expense on a straight-line basis over the term of the leases.

Approximate annual future minimum operating lease payments as of December 31, 2004 are as follows (in thousands):

Year	Operating Leases
2005	$ 1,287
2006	205
2007	195
2008	195
2009	195
Thereafter	400
Total minimum lease payments	$ 2,477

Rent expense for the years ended December 31, 2004, 2003 and 2002 was approximately $2.5 million, $2.1 million and $1.6 million, respectively.

In October 2003, we completed a two-part escrow closing to purchase land for the construction of our new corporate complex. We purchased a total of 26.1 usable acres for approximately $28.2

million. Through December 31, 2004, we have expended an additional $47.0 million for the design and construction of the new corporate complex. At December 31, 2004 we had non-cancelable commitments related to the new corporate complex of $20.8 million. We expect the new complex to provide us with up to 800,000 square feet of space and to be constructed in phases as needed. The first phase will provide us with approximately 350,000 square feet of space. The total cost of the land and construction costs of the first phase is estimated to be approximately $105 million. We currently plan to finance the construction of the complex using a combination of available cash balances, cash generated from operating activities and debt financing, if necessary. We may not be able to obtain financing on commercially reasonable terms or at all. We expect the buildings in the first phase of construction to be completed during the second and third quarters of 2005 and do not anticipate expanding our operations to the new facility prior to that time. We expect our occupancy costs to increase primarily due to increased square footage. Should there be a downturn in our business or the markets in which we compete, we may not have a need to expand our facilities as we have planned. As a result, we may then seek an alternative use for all or a portion of the property, or seek to sell the property, which may have a negative impact on our operating results. We may also incur unexpected costs and expenses in connection with our move from our existing facilities to our new corporate complex, or we may experience unanticipated decreases in productivity and other losses due to inefficiencies relating to this transition, or delays in obtaining any required approvals or clearances from regulatory agencies related to the validation of the manufacturing facilities. For instance, the scale-up of manufacturing at our new corporate complex could result in lower than expected manufacturing output and higher than expected product costs. In addition, we expect to incur some duplicate facilities expenses, such as rent, during the period of time in which we transfer our operations to the new corporate complex as we will transfer our operations in stages.

7. Stockholders' Equity

Stock Plans

In December 1996, we adopted the 1996 Stock Incentive Plan (the "1996 Stock Plan"). The 1996 Stock Plan replaced our 1989 Stock Plan. Although future awards will be made under the 1996 Stock Plan, awards made under the 1989 Stock Plan will continue to be administered in accordance with the 1989 Stock Plan. The 1996 Stock Plan provides for awards in the form of restricted shares, stock units, options or stock appreciation rights or any combination thereof. The aggregate number of shares authorized for issuance under the 1996 Stock Plan as of December 31, 2004 was 6,300,000 shares. Additionally, at December 31, 2004, 142,271 unpurchased shares of common stock pursuant to unissued, expired or cancelled options under the 1989 Stock Plan are available for awards under the 1996 Stock Plan.

In November 2002, the Board of Directors adopted the Biosite Incorporated 2002 Nonqualified Stock Incentive Plan (the "2002 Stock Plan"). The Board of Directors adopted the plan to accommodate Biosite's continuing growth and expansion. The aggregate number of shares authorized for issuance under the 2002 Stock Plan as of December 31, 2004 was 1,050,000 shares, of which 500,000 shares are solely for use as inducement awards in connection with the recruitment of non-officer employees.

Options granted under the stock plans are generally subject to four-year vesting and expire ten years from the date of grant. As of December 31, 2004, no shares were available for future issuance under the 1989 Stock Plan, 114,463 shares were available for future issuance under the 1996 Stock Plan and 157,997 shares were available for future issuance under the 2002 Stock Plan.

Information with respect to option activity under our stock plans is as follows:

	Shares (in thousands)	Weighted average exercise price
Balance at December 31, 2001	3,459	$ 23.91
Granted at fair value	1,246	$ 25.15
Exercised	(169)	$ 10.19
Cancelled	(136)	$ 27.98
Balance at December 31, 2002	4,400	$ 24.67
Granted at fair value	1,456	$ 40.86
Exercised	(618)	$ 17.00
Cancelled	(140)	$ 33.85
Balance at December 31, 2003	5,098	$ 29.97
Granted at fair value	845	$ 43.85
Exercised	(659)	$ 24.42
Cancelled	(228)	$ 35.35
Balance at December 31, 2004	5,056	$ 32.75

The following is a further breakdown of the options outstanding under the 1989 Stock Plan, 1996 Stock Plan and 2002 Stock Plan as of December 31, 2004:

Range of exercise price	Options outstanding (in thousands)	Weighted average remaining contractual life in years	Weighted average exercise price	Options exercisable (in thousands)	Weighted average exercise price of options exercisable
$ 3.25 – $ 24.21	1,087	4.82	$ 13.95	963	$ 13.42
$ 24.37 – $ 31.41	1,032	7.74	$ 26.53	501	$ 26.17
$ 31.62 – $ 41.56	1,413	6.41	$ 37.06	1,174	$ 36.87
$ 41.76 – $ 47.66	1,132	8.84	$ 45.04	292	$ 45.54
$ 48.18 – $ 69.56	392	9.07	$ 50.31	75	$ 51.86
$ 3.25 – $ 69.56	5,056	7.09	$ 32.75	3,005	$ 28.79

Employee Stock Purchase Plan

In December 1996, we adopted an Employee Stock Purchase Plan ("ESPP"), which provides all qualifying employees the opportunity to purchase common stock at a discount and pay for such purchases through payroll deductions, subject to certain limitations. A pool of 800,000 shares of common stock has been reserved for issuance under the ESPP (subject to anti-dilution provisions). Additionally, in June 2004, an evergreen provision was added to the ESPP under which, for a period of ten years beginning on January 1, 2005, an increase in the pool of shares of common stock available for issuance under the ESPP would occur annually equal to the lesser of 1) one and one-half percent of the common shares outstanding at the end of the prior year; or 2) 1,500,000 shares of stock; provided, however, that in no event shall the annual increase cause the shares available for purchase under the ESPP to exceed 5% of the outstanding common shares of Biosite at the end of the prior year. In December 2004, the Compensation Committee of our Board of Directors limited the increase in the pool of shares of common stock available for issuance under the ESPP on January 1, 2005 to 100,000 shares. During the years ended December 31, 2004, 2003 and 2002, 141,631, 106,669 and 91,027 shares, respectively, were issued under the ESPP. As of December 31, 2004, 99,375 shares of common stock were available for issuance under the ESPP.

At December 31, 2004, a total of 371,835 shares of our common stock were reserved for future issuances under all of our stock plans and the ESPP.

Stockholder Rights Plan

In October 1997, our Board of Directors declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock of Biosite held of record at the close of business on November 3, 1997. Each Right represents a contingent right to purchase, under certain circumstances, one-one-thousandth of a share of a new series of Biosite preferred stock at a price of $100.00 per one one-thousandth of a share, subject to adjustment. The Rights would be traded independently from Biosite's common stock and become exercisable under certain circumstances involving the acquisition or a tender or exchange offer by a person or group for 15% or more of Biosite's common stock. The Rights expire on June 1, 2011, unless redeemed by our Board of Directors. The Rights can be redeemed by the Board at a price of $0.01 per Right at any time before the Rights become exercisable and in limited circumstances thereafter.

8. Income Taxes

Significant components of the income tax provision are as follows (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Current:			
Federal	$ 28,544	$ 10,492	$ 5,639
State	4,220	2,856	784
Foreign	252	63	–
	33,016	13,411	6,423
Deferred:			
Federal	(7,931)	2,236	1,553
State	(353)	(595)	104
Foreign	(579)	–	–
	(8,863)	1,641	1,657
	$ 24,153	$ 15,052	$ 8,080

Significant components of our deferred tax assets as of December 31, 2004 and 2003 are as follows (in thousands):

	December 31, 2004	2003
Deferred tax assets:		
Tax credits	$ 996	$ 2,135
Reserves and accruals	4,719	1,941
Depreciation and amortization	2,078	–
Net operating loss carryovers	579	–
Other, net	2,728	–
Total deferred tax assets	11,100	4,076
Deferred tax liability:		
Depreciation	–	(2,144)
Other, net	–	305
Total deferred tax liabilities	–	(1,839)
Net deferred tax assets	$ 11,100	$ 2,237

As of December 31, 2004, we had California research and development tax credits of approximately $1.5 million. These tax credits do not expire. We also had foreign net operating loss carryovers of approximately $1.4 million. These carryovers begin to expire in 2010.

No valuation allowance has been recorded to offset the deferred tax assets as we have determined that it is more likely than not that such assets will be realized. We will continue to assess the likelihood of realization of such assets; however, if future events occur which do not make the realization of such assets more likely than not, we will record a valuation allowance against all or a portion of the net deferred tax assets.

The reconciliation of the federal statutory tax rate to our effective tax rate is as follows:

	December 31, 2004	2003	2002
Tax at federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	5.2	5.8	5.8
Tax credits	(3.0)	(3.4)	(3.3)
Other	(0.4)	0.4	0.1
Effective rate	36.8%	37.8%	37.6%

It is our policy to record tax benefits only if we conclude that it is at least probable that the deduction or credit will be sustained upon examination by tax authorities. In the period that permanent tax benefits, including research and development tax credits, are generated, we recognize the tax benefits at their estimated net realizable value. With regard to research tax credits, the determination of qualified expenses and activities involves judgment. Tax authorities have regularly examined and challenged research and development tax credits claimed by companies and have disallowed tax credit amounts based on the tax authorities' evaluation and judgment. We reduce tax benefits to their estimated net realizable value based upon management's assessment of exposure associated with permanent tax differences, tax credits and interest expense applied to temporary difference adjustments. The tax benefits are analyzed periodically and adjustments are made as events occur to warrant adjustments to the estimate of the net realizable value of the tax benefits.

As of December 31, 2004, we had approximately $308,000 of undistributed earnings related to our foreign subsidiaries. We believe that these earnings will be indefinitely reinvested. Accordingly, we have not provided for U.S. Federal income taxes related to these earnings. However, upon distribution of these earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes and withholding taxes payable to the various foreign countries.

9. Employee Savings Plans

Employee 401(k) Plan

In 1991, we implemented a 401(k) program that allows all qualifying employees to contribute up to a maximum of 20% of their annual salary, subject to annual limits. The Board of Directors may, at its sole discretion, approve contributions by Biosite. No such contributions have been approved or made.

Nonqualified Deferred Compensation Plan

In July 2002, we implemented a nonqualified deferred compensation plan that allows qualifying employees to defer up to 50% of their base salary, 100% of bonuses and 100% of commissions. Participants may select from a variety of investment options and have the ability to make investment changes on a daily basis. These marketable securities investments are classified as trading securities. A participant may elect to receive all or a portion of his or her deferred compensation on a fixed payment date of his or her choosing. The fixed payment date election must be made at least 24 months before the payment is to be paid or commence. Payment dates may also be extended to later dates so long as the extension election is made at least 12 months prior to the original fixed payment date. Early distributions are subject to a penalty. The Board of Directors may, at its sole discretion, suspend or terminate the plan. As a result of changes in the laws governing nonqualified deferred compensation plans, we have suspended any further contributions to the plan implemented in July 2002 and we are in the process of adopting a new nonqualified deferred compensation plan.

10. License and Patent Disputes

Expenses associated with license and patent disputes incurred during the years ended December 31, 2004, 2003 and 2002 totaled $178,000, $0 and $4.0 million, respectively. The 2004 expenses consisted of legal costs related to our ongoing litigation with Roche Diagnostics Corporation and its affiliates, or Roche. In November 2004, Roche filed a complaint in the United States District Court, Southern District of Indiana, Indianapolis Division, alleging that Biosite is infringing two patents, U.S. Patent 5,366,609 and U.S. Patent 4,816,224, owned by Roche. Roche seeks to recover damages of an unspecified amount and to enjoin our manufacture, use or sale of the allegedly infringing products and our contribution to and/or inducement of such alleged infringement. We believe these allegations of infringement are without merit and intend to vigorously contest these claims.

In November 2004, we filed a complaint in the United States District Court, Southern District of California, alleging that Roche Diagnostics Corporation and one of its affiliates is infringing two patents, U.S. Patent 6,174,686 and U.S. Patent 5,795,725, owned by Biosite. The patents relate to methods for the measurement of cardiac troponin forms. We seek to recover damages of an unspecified amount, our costs and expense in this action and to enjoin the defendants' infringement, inducement of infringement, and/or contributory infringement of our patents. We believe that our claims have merit and we intend to vigorously pursue their prosecution.

All parties in both lawsuits have been served, however, given the early stage of both actions, we cannot predict the ultimate outcome of either matter at this time.

The 2002 expenses consisted primarily of legal costs related to our litigation with XOMA Ltd. and its affiliates, or XOMA. In September 2002, we announced that we have resolved all outstanding disputes regarding patent and licensing issues with XOMA so as to permit each the freedom to operate its business. The parties have dismissed the previously pending legal proceedings between XOMA and Biosite.

11. Quarterly Information (Unaudited)

The following quarterly information includes all adjustments which management considers necessary for a fair statement of such information. For interim quarterly financial statements, the provision for income taxes is estimated using the best available information for projected results for the entire year. Certain amounts in the 2003 quarterly financial statements have been reclassified to conform to the presentation of the 2004 quarterly financial statements.

	2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)			
Product sales	$ 56,698	$ 58,761	$ 60,392	$ 64,756
Contract revenues	979	1,101	791	1,464
Gross profit - product sales	36,956	39,166	41,809	43,288
Operating income	14,564	16,258	16,904	16,562
Income before income taxes	14,758	16,444	17,023	17,376
Net income	8,945	9,976	10,381	12,146
Net income per share				
- Basic	$ 0.57	$ 0.64	$ 0.65	$ 0.75
- Diluted	$ 0.55	$ 0.59	$ 0.60	$ 0.68
Shares used in calculating per share amounts				
- Basic	15,628	15,699	15,979	16,244
- Diluted	16,366	16,880	17,311	17,824

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)			
Product sales	$ 39,095	$ 43,776	$ 41,412	$ 45,015
Contract revenues	846	922	1,358	940
Gross profit - product sales	25,261	30,138	26,919	28,413
Operating income	9,453	11,241	9,813	7,872
Income before income taxes	9,763	11,772	10,134	8,146
Net income	5,966	7,202	6,443	5,152
Net income per share				
- Basic	$ 0.40	$ 0.47	$ 0.42	$ 0.33
- Diluted	$ 0.37	$ 0.43	$ 0.38	$ 0.32
Shares used in calculating per share amounts				
- Basic	14,928	15,172	15,501	15,570
- Diluted	16,125	16,694	16,964	16,191

SAFE HARBOR: Except for the historical information presented herein, matters discussed under the heading "Financials" in this Annual Report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including but not limited to statements that are preceded by, followed by, or that include the words "will"; "believes"; "should"; "intends"; "anticipates"; "plans"; "expects"; "estimates"; or similar statements are forward-looking statements. Risks and uncertainties include risks associated with: the impact of competition, including products competitive with our Triage® BNP Tests from companies with greater capital and resources; our ability to effectively promote our products, whether directly or through distributors, including our ability to effectively promote our products in the physician office market; our ability to successfully expand our business through direct sales in certain European countries; the outcome of ongoing litigation between us and Roche Diagnostics Corporation and others; potential contract disputes or patent conflicts; the extent to which our products and products under development are successfully developed and gain market acceptance; our ability to obtain regulatory approvals and complete other clinical and pre-market activities needed to launch new products and gain market acceptance of any new products, including our Triage Stroke Test; manufacturing inefficiencies, backlog or delays and capacity constraints; product recalls; dependence on third-party manufacturers and suppliers; the timing of significant orders or the impact of seasonality; the impact of changes in reimbursement policies, regulatory changes and competitive pressures on average selling prices; changing market conditions and the other risks detailed in Biosite's most recent Annual Report on Form 10-K, as amended, and other SEC filings. Biosite disclaims any intent or obligation to update these forward-looking statements. Copies of Biosite's public disclosure filings are available from its Investor Relations department.

CORPORATE OFFICERS

Kim Blickenstaff
Founder, Chairman and Chief Executive Officer

Kenneth Buechler, Ph.D.
Founder, President and Chief Scientific Officer

Thomas Watlington
Executive Vice President and Chief Operating Officer

Christopher Hibberd
Senior Vice President, Corporate Development

Christopher Twomey
Senior Vice President, Finance and Chief Financial Officer

Gunars Valkirs, Ph.D.
Founder, Senior Vice President, Biosite Discovery

John Cajigas
Vice President, Finance

William Ferenczy
Vice President, Marketing

Sarah Gunhouse
Vice President, U.S. Sales

Gary King
Vice President, International Operations

Stephen Lesefko
Vice President, Engineering

Paul McPherson, Ph.D.
Vice President, Research and Development

Nadine Padilla
Vice President, Corporate and Investor Relations

Robin Weiner
Vice President, Regulatory and Government Affairs

Peter Witerzens, Ph.D.
Vice President, Operations

BOARD OF DIRECTORS

Kim Blickenstaff
Chairman and Chief Executive Officer
Biosite Incorporated

Timothy Wollaeger
General Partner, Kingsbury Associates LP and Managing Director, Sanderling

Anthony DeMaria, M.D.
Director of the Sulpezio Cardiovascular Center and Judith and Jack White Chair and Professor of Medicine, University of California, San Diego

Howard Greene, Jr.
Biotechnology Entrepreneur

Lonnie Smith
Chairman and Chief Executive Officer
Intuitive Surgical Incorporated

Kenneth Buechler, Ph.D.
President and Chief Scientific Officer
Biosite Incorporated

LEGAL COUNSEL

Cooley Godward LLP
San Diego, CA

Foley & Lardner LLP
San Diego, CA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
San Diego, CA

TRANSFER AGENT

All questions regarding stock certificates, change of address, consolidation of accounts, transfer of ownership and other related stock account matters should be addressed directly to our transfer agent, American Stock Transfer.

American Stock Transfer
40 Wall Street
New York, NY 10005
Tel: (800) 937-5449
www.amstock.com

FINANCIAL HIGHLIGHTS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	YEAR ENDED DECEMBER 31, 2004	2003	2002	2001
INCOME STATEMENT DATA				
Product sales	$ 240,607	$ 169,298	$ 100,830	$ 62,155
Total revenues	244,942	173,364	105,226	65,640
Operating income	64,288	38,379	19,503	8,413
Net income	$ 41,448	$ 24,763	$ 13,394	$ 6,726
Diluted net income per share	$ 2.42	$ 1.50	$ 0.86	$ 0.44
Common and common equivalent shares used in computing per share amounts (1) - Diluted	17,097	16,497	15,512	15,430
	DECEMBER 31, 2004	2003	2002	2001
BALANCE SHEET DATA				
Cash, cash equivalents and marketable securities	$ 72,410	$ 53,934	$ 71,165	$ 55,497
Working capital	114,794	90,875	80,970	65,515
Total assets	283,515	194,624	131,254	102,740
Long-term obligations	17,105	17,593	5,253	3,542
Stockholders' equity	220,337	152,903	107,941	90,911

(1) COMPUTED ON THE BASIS DESCRIBED IN NOTE 1 OF NOTES TO FINANCIAL STATEMENTS.


BIOSITE
NEW DIMENSIONS IN DIAGNOSIS

11030 Roselle Street
San Diego, CA 92121
Tel 858.597.4815
Fax 858.455.4815
www.biosite.com